As filed with the Securities and Exchange Commission on September 25, 2019

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-

Application for an order under Section 6(c) of the Investment Company Act of

1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for exemptions from Sections

17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940

Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Invesco Capital Management LLC

Invesco Distributors, Inc.

Invesco Capital Markets, Inc.

Invesco Actively Managed Exchange-Traded Fund Trust

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

Please send all communications to: Anna Paglia, Esq. Invesco Capital Management LLC 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7179 anna.paglia@invesco.com	With a copy to: Paulita A. Pike, Esq. Ropes & Gray LLP 191 North Wacker Drive, 32nd Floor Chicago, IL 60606 312-845-1212 paulita.pike@ropesgray.com

Edward B. Baer, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 415-315-6328 edward.baer@ropesgray.com

Page 1 of 48 sequentially numbered pages (including exhibits).

i

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of

Invesco Capital Management LLC

Invesco Distributors, Inc.

Invesco Capital Markets, Inc.

Invesco Actively Managed Exchange-Traded Fund Trust

Invesco Actively Managed Exchange-Traded Commodity Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

File No. 812-

Application for an order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for exemptions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I.	SUMMARY OF REQUEST

In this application, Invesco Capital Management LLC (“Invesco”), Invesco Distributors Inc. (the “Distributor”), Invesco Capital Markets Inc. (the “Affiliated Broker-Dealer”), Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), Invesco Actively Managed Exchange-Traded Commodity Fund Trust (the “Commodity Trust” and together with the Trust, the “Trusts,” and the Trusts, together with Invesco, the Distributor, and the Affiliated Broker-Dealer, the “Applicants”) request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Order”). Applicants request that the Order apply to any existing or future series of the Trusts or to any other open-end management investment company or series thereof that currently exists or that may be created in the future (each a “Fund” and collectively, the “Funds”), each of which will be advised by Invesco or any investment adviser controlling, controlled by, or under common control with Invesco (each such entity and any successor thereto collectively referred to as the “Adviser”).1 Each Fund will operate as an exchange-traded fund (“ETF”).

Applicants are seeking the Order for an exemption from Sections 2(a)(32), 5(a)(1), 17(a), 22(d) and 22(e) of the 1940 Act and Rule 22c-l under the 1940 Act (“ETF Relief”). While the Securities and Exchange Commission (“SEC” or “Commission”) has issued orders permitting actively managed ETFs (“Active ETFs”), these orders historically have been granted with a condition requiring the daily disclosure of the portfolio holdings of the Active ETF.2 In contrast, Applicants are seeking relief for Active ETFs that will not disclose all of their portfolio holdings daily. Instead, Applicants will disclose a basket of securities and cash (the “Substitute Basket”) designed so that the daily performance of the Substitute Basket will be highly correlated with the daily performance of a Fund’s portfolio, as well as certain other information that Applicants believe will ensure an effective arbitrage mechanism for the Fund’s shares.

[1]	For purposes of the requested Order, the term “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[2]

See, e.g., TigerShares Trust, et al., 1940 Act Rel. Nos. 33392 (Mar. 7, 2019) (notice) and 33438 (Apr. 2, 2019) (order); Pacer Funds Trust, et al., 1940 Act Rel. Nos. 33374 (Feb. 13, 2019) (notice) and 33397 (Mar. 12, 2019) (order); Victory Capital Management Inc., et al., 1940 Act Rel. Nos. 33371 (Feb. 8, 2019) (notice) and 33390 (Mar. 6, 2019) (order); and PowerShares Capital Management LLC, 1940 Act Rel. Nos. 28411 (Sept. 29, 2008) (notice) and 28467 (Oct. 27, 2008) (order). But see Precidian ETFs Trust, et al., 1940 Act Rel. Nos. 33440 (April 8, 2019) (“Precidian Notice”) and 33477 (May 20, 2019) (order) (collectively, the “Precidian Relief”). The Precidian Relief permits the sponsor to operate an Active ETF without providing daily disclosure of the ETF’s portfolio holdings.

As detailed more fully below, Applicants have designed a unique and innovative process whereby “authorized participants” that have contractual arrangements with the Funds (or the Distributor) (“Authorized Participants”) will have the ability to purchase and redeem shares of a Fund in exchange for the delivery (or receipt) of the securities in the Substitute Basket. Under the proposed arrangement, the Affiliated Broker-Dealer, on behalf of an Authorized Participant, will “convert” all or a portion of the securities in the Substitute Basket delivered or received by an Authorized Participant into the securities in the Fund’s portfolio. The proposed arrangement will permit the Funds to protect certain active trades and trading strategies from Authorized Participants. To facilitate an effective arbitrage mechanism, Applicants will disclose, in addition to the daily composition of the Substitute Basket, a variety of other information and metrics that Applicants believe will enable Authorized Participants to accurately assess the profitability of potential arbitrage trades. For example, as detailed further below, Applicants will strike and disclose the net asset value (“NAV”) for a Fund at least twice a day and will also disclose, at established intervals, an indicative NAV, performance tracking error metrics, data representing the difference in holdings between a Fund and its Substitute Basket, and other portfolio holdings information. Together, the information that Applicants will provide the market will create a robust data framework that will simultaneously enable the Funds to minimize the risk of front-running and free-riding, while at the same time preserving two of the most beneficial features of ETFs: the efficiency that results from the in-kind redemption mechanism and an effective arbitrage mechanism.

The requested ETF Relief would permit (i) shares of the Funds (“Shares”) to trade on a national securities exchange, as defined in Section 2(a)(26) of the 1940 Act (“Exchange”), at prices set by the market rather than at NAV per Share; (ii) certain Funds that invest in foreign equity securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption; (iii) Shares to be purchased and redeemed only in large aggregations (“Creation Units”); and (iv) certain affiliated persons of the Funds to buy securities from, and sell securities to, the Funds in connection with the purchase and redemption of Creation Units. The requested Order also would permit the Funds to sell Shares to certain other registered investment companies, and such companies to buy Shares, in excess of the limits established by the 1940 Act by granting an exemption pursuant to Section 12(d)(1)(J) of the 1940 Act from Sections 12(d)(1)(A) and (B) of the 1940 Act and pursuant to Sections 6(c) and 17(b) of the 1940 Act from Section 17(a) of the 1940 Act (“Fund of Funds Relief”).3

A.	ETF Relief

Like other ETFs, the Funds will not sell or redeem individual Shares. Instead, Authorized Participants will purchase and redeem Shares directly from the Funds at NAV in large blocks called “Creation Units.”4 The principal difference between the Funds and most existing ETFs is that the Funds, instead of providing daily portfolio transparency, will provide other information that Applicants believe will be sufficient to enable Authorized Participants to value and hedge positions in Shares, thereby ensuring an efficient and effective arbitrage mechanism for Shares.

On each “Business Day,”5 each Fund will disclose a Substitute Basket, which generally will also serve as the basket of securities an Authorized Participant may deliver (in the case of a creation transaction) or receive (in the case of a redemption transaction) (the “Creation Basket”) to purchase and redeem Shares on that day. The Substitute Basket will generally, but may not always, consist of a significant subset of the securities held in the Fund’s portfolio (“Creation Basket Securities”), but will exclude certain securities held in the Fund’s portfolio, such as those the Fund’s portfolio managers are actively looking to purchase or sell, or securities which, if disclosed, could increase the risk of front-running or free-riding (“Protected Securities”). By design, the behavior of the Substitute

[3]

Applicants note that the Commission recently proposed Rule 12d1-4 under the 1940 Act, which would govern most “fund of funds” arrangements. See Fund of Funds Arrangements, 1940 Act Rel. No. 33329 (Dec. 19, 2018), available at https://www.sec.gov/rules/proposed/2018/33-10590.pdf.

[4]

An Authorized Participant may act as principal for its own accounts when purchasing or redeeming Creation Units from a Fund. Authorized Participants also may act as agent for others, such as market makers, proprietary trading firms, hedge funds or other institutional investors. Market makers, proprietary trading firms, hedge funds and other institutional investors provide additional liquidity to the ETF market through their trading activity. These investors may only engage in primary market transactions with the Funds through an Authorized Participant.

[5]	“Business Day” is defined to mean any day that the Trust is open, including any day when it satisfies redemption requests as required by Section 22(e) of the 1940 Act.

Basket will be highly correlated with the behavior of a Fund’s portfolio. As detailed more fully below, Applicants have designed the Substitute Basket to exhibit an “active share”6 of between 5% and 30% (“Active Share Differential”). A process developed by the Applicants is then used to optimize the Substitute Basket so that it will be closely correlated to the Fund’s portfolio, which the Applicants expect will cause the performance of the Substitute Basket to closely track the performance of the Fund’s portfolio.7 Each day, the Funds will publish this Active Share Differential at the same time the Substitute Basket is published. Further, also prior to the commencement of trading each day, each Fund will publish a comparative performance metric that anticipates how similarly the Substitute Basket and the Fund’s portfolio are likely to perform that day (the “Anticipated Tracking Error”).8

Applicants have also designed an innovative and dynamic creation and redemption mechanism that will protect the Funds from potential front-running and free-riding and preserve the efficiency that results from in-kind transactions. Under the proposed arrangement, the Affiliated Broker-Dealer, acting as agent for an Authorized Participant, will “convert” the Creation Basket Securities delivered (in the case of a creation transaction) or received (in the case of a redemption transaction) by the Authorized Participant into the securities in a Fund’s portfolio by executing trades in the Protected Securities on behalf of the Authorized Participant without disclosing the identity of those securities to the Authorized Participant (“Protected Trades”).9 This arrangement will enable each Fund to receive the securities it desires without Authorized Participants or other market participants learning the full details of the Fund’s portfolio or trading strategies. Applicants believe this arrangement will appeal to Authorized Participants and other market participants, as described below, resulting in greater participation by investors, more efficient trading of Shares, a more effective arbitrage mechanism and better results for Fund shareholders.

To enable Authorized Participants to efficiently and effectively value and hedge positions in Shares, each Fund will publish on its website, before the commencement of trading on each Business Day, a variety of metrics and other data (the “Substitute Basket Metrics”) designed to enable market participants to evaluate the performance of the Substitute Basket relative to the Fund’s portfolio. The Substitute Basket Metrics will include the Active Share Differential and the Anticipated Tracking Error previously discussed. The Substitute Basket Metrics will also include various other quantitative measures designed to facilitate an effective arbitrage mechanism. Applicants expect that market participants will calculate their own real-time value of the Substitute Basket and determine whether and how to engage in arbitrage transactions, including hedging their positions. Applicants believe that disclosure of the Substitute Basket Metrics will help market participants understand the relationship between the performance of a Fund’s actual portfolio and the Substitute Basket.

In addition, to further reduce market participants’ risk and to provide intra-day price certainty, each Fund will strike and publish its NAV at least two times during each Business Day at intervals determined by the Adviser. For example, the Fund may strike the NAV once during normal trading at 12:00 p.m. Eastern Time (“Intra-day NAV”) and once at the 4:00 p.m. Eastern Time market close (the “End of Day NAV” and, together with the Intra-

[6]

“Active share” is a measure of the percentage of holdings in a portfolio that differs from a reference portfolio (e.g., a benchmark index), which takes into account differences in the weights of holdings included in both portfolios. It is calculated by taking the sum of the absolute differences between the weight of each holding in the Fund’s portfolio and the weight of each holding in the Substitute Basket and dividing by two. The Adviser will use “active share” to measure the degree of differential between the Substitute Basket holdings and the holdings of the Fund, and will refer to active share as the Active Share Differential.

[7]	The measure of the overlap between the Substitute Basket and a Fund’s portfolio will equal 1 minus the Fund’s Active Share Differential (e.g., 1 – 10% Active Share Differential = 90% overlap).
[8]

Specifically, the Anticipated Tracking Error describes what the estimated one standard deviation of excess returns is between the Substitute Basket and Fund’s portfolio. The Adviser’s Substitute Basket design process seeks to emphasize securities that are liquid in order to reduce the likely transaction costs of assembling the Substitute Basket. The Applicants anticipate that the Active Share Differential and the Anticipated Tracking Error will remain static each Business Day, but Applicants reserve the right to publish either intra-day in response to creation or redemption activity, unexpectedly high portfolio turnover or volatility in the Fund’s underlying securities.

[9]

Applicants have not requested relief from Section 17(a) of the 1940 Act with respect to the Affiliated Broker-Dealer’s role as agent for the Authorized Participants in Protected Trades, as described in this Application. Applicants believe that such relief is not required, for the reasons set forth in the separate correspondence accompanying this Application.

Day NAV, the “NAVs”).10 Authorized Participants will have the choice of purchasing or redeeming Shares at either of the NAVs, understanding that a Fund will always process purchases and sales consistent with the next NAV struck following the purchase or sale request. Applicants believe that providing Authorized Participants with the ability to create and redeem during the trading day, coupled with the information available to Authorized Participants via the Substitute Basket Metrics, will reduce the risk that market participants face intra-day, which will enable them to reduce spreads on Shares. Authorized Participants (and other market participants transacting through Authorized Participants) will be able to “lock in” their creation and redemption transactions during the trading day at the Intra-day NAV, and at the end of the trading day at the End of Day NAV. The Funds will also disseminate an indicative NAV (“INAV”) at regular intervals throughout the trading day. In addition, each Fund will make the Fund’s full portfolio holdings available at a minimum on a quarterly basis with a 30-day lag (“Periodic Holdings Disclosure”).

Although Applicants expect that in-kind delivery and receipt of Creation Baskets through the Affiliated Broker-Dealer will be the primary mechanism for creation and redemption transactions, the Funds may also transact directly with Authorized Participants by (i) creating and redeeming Shares for cash, and/or (ii) engaging in certain custom basket transactions with the Authorized Participants. As discussed in more detail below, custom baskets benefit ETFs and their shareholders by reducing costs, increasing efficiency and improving trading.11 In addition, enabling the Adviser to publish a custom creation/redemption basket when it is in the Funds’ best interest to do so will provide additional transparency to Authorized Participants and other market participants, which should have a positive impact on the effectiveness of the arbitrage mechanism.12

Applicants expect that the ability to purchase and redeem Shares by delivering and receiving the securities in the Substitute Basket, together with the Substitute Basket Metrics, the NAVs, the INAV and the Periodic Holdings Disclosure, will provide market participants with high-quality pricing and hedging signals for the Funds. While the Funds will not provide daily full portfolio transparency, Applicants believe that this combination of information and metrics will be sufficient to ensure that the arbitrage and pricing mechanisms for the Funds function efficiently and effectively. Accordingly, Applicants believe that the ETF Relief requested meets the standards required under the 1940 Act and should be granted.

B.	Fund of Funds Relief

Applicants are also requesting that the Order permit certain investment companies registered under the 1940 Act to acquire Shares beyond the limitations in Section 12(d)(1)(A) and permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934 (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(1)(B). Applicants request that any exemption under Section 12(d)(1)(J) apply to (1) with respect to Section 12(d)(1)(B), any Fund that is currently or subsequently part of the same “group of investment companies” as a Fund within the meaning of section 12(d)(1)(G)(ii) of the 1940 Act, as well as any principal underwriter for the Fund and any Brokers selling Shares of the Fund to an Investing Fund, as defined below; and (2) with respect to Section 12(d)(1)(A), each management investment company or unit investment trust registered under the 1940 Act that is not part of the same “group of investment companies” as the Funds, and that enters into a FOF Participation Agreement (as defined below) to acquire Shares of a Fund (such management investment companies are referred to herein as “Investing Management Companies,” such unit investment trusts are referred to herein as “Investing Trusts,” and Investing Management Companies and Investing Trusts together are referred to herein as “Investing Funds”). Investing Funds do not include the Funds. This relief would permit the Investing Funds to acquire Shares of the Funds beyond the limitations set forth in Section 12(d)(1)(A), and the Funds, their principal underwriters and any Brokers to sell Shares of the Funds to Investing Funds beyond the limitations set forth in Section 12(d)(1)(B).

[10]

Applicants currently contemplate an Intra-day NAV strike at 12:00 p.m. Eastern Time, as well as the end of day NAV strike after the 4:00 p.m. Eastern Time market close, each Business Day for each Fund, but reserve the right to establish different Intra-day NAV strike times if it is determined to be in a Fund’s best interest.

[11]

See Exchange-Traded Funds Proposed Rule, 1940 Act Rel. No. 33-10515, at 93 (June 28, 2018) (“Proposed ETF Rule”) (“ETFs without basket flexibility typically are required to include a greater number of individual securities within their baskets when transacting in kind, making it more difficult and costly for Authorized Participants and other market participants to assemble or liquidate baskets. . . . This could result in wider bid-ask spreads and potentially less efficient arbitrage.”).

[12]	See id. at 89-100.

Future Funds might include one or more ETFs that invest in other ETFs (“FOF ETF”). For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2, or 12d1-3. In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).13

An Investing Fund may rely on the Order only to invest in Funds and not in any other registered investment company. In connection with the Fund of Funds Relief, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the “in-kind” transactions that would accompany such sales and redemptions with, certain Investing Funds of which the Funds are affiliated persons or affiliated persons of affiliated persons.

C.	Request for Relief

Applicants request the ETF Relief under Sections 6(c) and 17(b) of the 1940 Act. Applicants request the Fund of Funds Relief under Sections 12(d)(1)(J), 6(c) and 17(b) of the 1940 Act. Applicants believe that:

•

With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and are consistent with the policies of the Funds and with the general purposes of the 1940 Act;

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

All entities that currently intend to rely on the Order are named as Applicants, and any entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

Applicants further request that, following approval, the terms and conditions of the Order may apply to other registered open-end management investment companies or series thereof not advised by the Adviser (“Authorized Funds”). Applicants anticipate that the Adviser or an affiliate of the Adviser may in the future enter into agreements concerning Applicants’ intellectual property rights in the Funds (including, without limitation, trade secrets, processes and patents, as applicable) with the registered investment advisers advising the Authorized Funds (“Authorized Advisers” and, together with the Authorized Funds, “Future Applicants”). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this application and any amendments thereto.14

II.	APPLICANTS

A.	The Trust, the Commodity Trust and the Funds

Each Trust is a statutory trust organized under the laws of the State of Delaware, which consists of multiple separate series. Each Trust is registered with the Commission as an open-end management investment company and overseen by a board of trustees (the “Board”). A description of the initial fund expected to be offered pursuant to the requested relief (the “Initial Fund”) is attached hereto as Appendix A.

[13]	In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this Application.
[14]

See Precidian Relief; In re Eaton Vance Management, et al. (File No. 812-14139), Fourth Amendment, filed Sept. 25, 2014; 1940 Act Rel. Nos. 31333 (Nov. 6, 2014) (notice) and 31361 (Dec. 2, 2014) (order); see also, e.g., In re American Beacon NextShares Trust, et al., (File No. 812-14417), First Amendment, filed Feb. 23, 2015; 1940 Act Rel. Nos. 31498 (Mar. 6, 2015) (notice) and 31542 (Apr. 1, 2015) (order); American Century ETF Trust, et al., (File No. 812-15035), 1940 Act. Rel. No. 33590 (Aug. 14, 2019) (notice) and 33620 (Sept. 10, 2019) (order).

Each Fund will adopt certain fundamental policies consistent with the 1940 Act and will be classified as “diversified” or “non-diversified” under the 1940 Act. Additional investment policies and strategies will be described in each Fund’s current prospectus and/or statement of additional information (“SAI”). A Fund may invest in a wholly owned subsidiary organized under the laws of the Cayman Islands or under the laws of another non-U.S. jurisdiction (a “Wholly Owned Subsidiary”) in order to pursue its investment objectives and/or ensure that the Fund remains qualified as a regulated investment company (“RIC”) under the Internal Revenue Code (“Code”) for U.S. federal income tax purposes. For a Fund that invests in a Wholly Owned Subsidiary, the Adviser will serve as an investment adviser to both the Fund and the Wholly Owned Subsidiary.

B.	The Adviser

Invesco (or another Adviser) will be the investment adviser to the Funds. Invesco is a Delaware limited liability corporation, with its principal office located at 3500 Lacey Road, Suite 700, Downers Grove, Illinois 60515. Invesco is, and each Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”). Invesco and its affiliates serve as the investment adviser to more than 400 ETFs with assets of $245.1 billion. As of June 30, 2019, Invesco and its affiliates managed approximately $1.2 trillion in assets globally.

Subject to the oversight and authority of the Board, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund. The Adviser may enter into sub-advisory agreements with other investment advisers, including affiliates of Invesco, to act as sub-advisers with respect to the Funds (“Sub-advisers”). Any Sub-adviser will be registered under Section 203 of the Advisers Act.15

C.	The Distributor

The Trust and the Commodity Trust will enter into a distribution agreement with the Distributor to act as the principal underwriter of Shares. The Distributor, a Delaware corporation, is a member firm of the Financial Industry Regulatory Authority (“FINRA”) and a member of SIPC. The Distributor is an affiliated person of the Adviser. The Distributor will distribute Shares on an agency basis. The Distributor will also enter into authorized participation agreements with each Authorized Participant to enable the Authorized Participants to create and redeem shares in Creation Unit aggregations. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. The Distributor will not be affiliated with an Exchange.

D.	The Affiliated Broker-Dealer

The Affiliated Broker-Dealer is a limited purpose broker-dealer organized as a Delaware corporation. The Affiliated Broker-Dealer is a FINRA member firm whose role is to serve as agent for the Authorized Participants authorized to create Shares in, and redeem Shares directly from, the Funds in connection with Protected Trades. The Affiliated Broker-Dealer is expected to provide these services to Authorized Participants on market terms in exchange for reasonable and fair compensation that is consistent with Section 17(e) of the 1940 Act and Rule 17e-1 thereunder.16 The services the Affiliated Broker-Dealer provides to the Funds and the Authorized Participants will be fully disclosed in each Fund’s registration statement.

[15]

The Adviser, any Sub-adviser and the Distributor will each have adopted a code of ethics as required by Rule 17j-1 under the 1940 Act that contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser and any Sub-adviser, as required under Section 204A of the Advisers Act, and the Affiliated Broker-Dealer will also have adopted policies and procedures that are reasonably designed, taking into account the nature of its business, to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, each as applicable, of material non-public information by the Adviser, the Sub-adviser, the Affiliated Broker-Dealer or any associated person.

[16]

The Affiliated Broker-Dealer may enter into an administrative services agreement with the Adviser, which will encompass services requested and compensated by the Adviser. Further, it is possible that, from time to time, the Affiliated Broker-Dealer also may execute portfolio transactions for the Fund, consistent with the requirements of the 1940 Act and the rules thereunder. These transactions, however, would be independent of and unrelated to relief requested by Applicants here. For example, Applicants anticipate that there may be situations in which the Affiliated Broker-Dealer provides services to the Funds, including brokerage services, that are the same as services the Affiliated Broker-Dealer provides to other ETFs and mutual funds advised by the Adviser. Any such services will be fully disclosed in the Fund’s registration statement and any compensation paid to the Affiliated Broker-Dealer will comply with Section 17(e) of the 1940 Act and Rule 17e-1 thereunder.

III.	APPLICANTS’ PROPOSAL FOR THE FUNDS

A.	Background

The Commission has been issuing orders for ETFs that seek to track the performance of an underlying index (“Index ETFs”) for more than twenty-five years and for Active ETFs for more than ten years. A key feature of these structures historically has been daily portfolio transparency. For Index ETFs, this transparency inherently arises because the underlying index and its components are known to the market.17 For Active ETFs, the Commission has, until recently, made it a condition to their orders that they make their full portfolio holdings available to the market on a daily basis.

It appears that the Commission has based this condition, at least in part, on the view that transparency is important to permit market participants, including market makers, Authorized Participants and arbitrageurs (collectively, “arbitrageurs”), to value and hedge a position in an ETF’s shares. The ability to value and hedge positions in ETF shares permits arbitrageurs to transact, with a reasonable expectation of profit, with the ETF in creation units and with investors in the secondary market, which is essential for the ETF’s arbitrage mechanism to function effectively. An effective arbitrage mechanism works to move ETF share prices in the secondary market toward the ETF’s NAV by creating profit opportunities for arbitrageurs when the secondary market price differs from the NAV. When the market price is lower than the NAV, an arbitrageur can buy ETF shares and simultaneously sell short a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. Conversely, when the market price is higher than the NAV, an arbitrageur can sell ETF shares short and simultaneously buy a basket of securities that are highly correlated to the NAV in order to capture the difference in value between the two. The hedging basket used by arbitrageurs is often the creation or deposit basket made publicly available by the ETF, which the arbitrageur uses to close out its position by transacting directly with the ETF in creation units. Transparency facilitates this mechanism because, if the arbitrageur knows the positions in the ETF’s portfolio, it can identify a basket of securities and/or other instruments that is highly correlated to the NAV and that can be used to hedge trades in the ETF’s shares, or if it is using the creation or deposit basket to hedge, it can easily determine that this basket is highly correlated with the NAV.

The historical condition of daily portfolio transparency has limited the strategies available to the market through Active ETFs. In particular, active equity managers have been concerned that daily portfolio transparency would enable traders to “front-run” an ETF’s portfolio transactions and would allow investors to “free-ride” on the investment manager’s portfolio selections.18 As a result, the number and range of types of Active ETFs (and thus of investors’ options) have both been more limited than they otherwise might be.

[17]

Index ETF exemptive applications historically have not required that Index ETFs’ portfolios be transparent. Rather, transparency arises with respect to Index ETFs by virtue of their seeking to track an underlying index that is fully transparent, investing at least 80% of their assets in the securities of the underlying index, and posting in-kind baskets that are pro rata slices of their portfolios. Under recent exemptive orders, however, Index ETFs that track proprietary indices (i.e., self-indexing ETFs) are also required to disclose their portfolios on a daily basis. The Proposed ETF Rule also would require ETFs relying on the rule to maintain daily portfolio transparency. See Proposed ETF Rule.

[18]

“Front-running” occurs when other investors are permitted to trade ahead of a fund based on (public) knowledge that the fund will trade later. “Free-riding” occurs when other investors mirror the trading strategies of a fund and thereby take advantage of fund management’s expertise without paying for it. See Stuart M. Strauss, Non-Transparent Actively Managed ETFs, Time for an Alternative Approach to Evaluating the Case for Exemptive Relief?, The Investment Lawyer, Vol. 24, No. 9 (Sept. 2017) (“The market for fully transparent actively managed ETFs has been slow to develop, in large part due to the fact that many active managers are reluctant to disclose their portfolios because of concerns that this will open up the possibility for others to replicate, and possibly undermine, the portfolios’ trading strategy.”).

Recently, however, the Commission issued the Precidian Relief, pursuant to which the applicants thereunder may offer Active ETFs that do not disclose their portfolio holdings daily.19 In issuing this relief, the Commission recognized that an arbitrage mechanism can function effectively to maintain secondary market prices close to a fund’s NAV, even without daily portfolio transparency, when appropriate substitute information is provided to investors.20 Applicants are similarly requesting relief for Active ETFs that do not disclose their portfolios daily and instead employ a different arbitrage mechanism. As described in more detail previously and below, Applicants’ proposed arbitrage mechanism combines several novel elements designed to provide Authorized Participants and other market participants with sufficient data to accurately assess the likely profitability of arbitrage transactions and conduct hedging activities, and to protect the Funds from front-running and free-riding. Although Applicants’ proposed arbitrage mechanism differs from the one in the Precidian Relief, Applicants believe their proposed mechanism will be more effective in facilitating arbitrage activity and lead to narrow spreads for investors.

B.	Effective Arbitrage and the Funds’ Proposed Arbitrage Mechanism

As the Commission recognized in issuing the Precidian Relief, daily portfolio transparency is not necessary for an ETF’s arbitrage mechanism to function efficiently when appropriate substitute information is provided to investors.21 Instead, an efficient ETF arbitrage mechanism results from the ability of arbitrageurs to accurately determine whether an arbitrage transaction will be profitable, including the ability to efficiently and effectively hedge their positions in an ETF’s shares. As the risk of an arbitrage trade decreases, the profit potential necessary to induce a trader or arbitrageur to undertake a trade also decreases. An ETF’s arbitrage mechanism is most effective when the risk of arbitrage trades is minimized and arbitrageurs require less profit potential to enter into such trades. Although daily portfolio transparency is one way to minimize the risk of arbitrage trades, Applicants believe that alternative structures can be designed to minimize this risk effectively while also protecting Active ETFs from front-running and free-riding.

Arbitrageurs’ risk principally derives from the degree of uncertainty in identifying successful arbitrage opportunities and in successfully hedging trades in ETF shares. These are in turn a function of the accuracy of the arbitrageur’s knowledge of the ETF’s NAV and of the hedging vehicle’s value and characteristics derived from available information about the positions in the ETF’s portfolio and the instruments underlying the hedging basket. Reducing the risk of an arbitrage trade should encourage market activity that drives the market price of an ETF’s shares toward NAV and reduces any premium/discount between such market price and NAV.

1.	Proposed Arbitrage Mechanism

Because the Adviser uses proprietary research and expertise to actively manage certain client portfolios, the Adviser believes that, in many circumstances, it may not be appropriate for it to make its portfolios or strategies transparent on a daily basis and may in fact be detrimental to investors by increasing transaction costs and reducing performance. To protect the Funds from potential front-running and free-riding, Applicants have designed an innovative and dynamic creation and redemption process that will enable the Funds to protect certain active Fund trades and trading strategies from Authorized Participants and other market participants. In lieu of full daily portfolio transparency, the Adviser has developed an alternative means of providing the market with substitute quantitative information to facilitate arbitrage trades in Shares.22

[19]

See Precidian Relief, note 3 supra. The Active ETFs that are the subject of the Precidian Relief would use an alternative arbitrage mechanism based upon a verified intraday indicative value calculated and disseminated every second throughout the trading day, together with the ability of authorized participants to provide cash to an unaffiliated broker-dealer acting on an agency basis, who may then create and redeem shares in exchange for a basket that is a pro rata slice of the ETF’s holdings.

[20]	See Precidian Notice at paragraph 26.
[21]	See id.
[22]

The Funds will not make their full portfolio holdings available on a daily basis. At a minimum, the Funds will comply with the portfolio holdings disclosure requirements applicable to open-end management investment companies (i.e., they will make their portfolio holdings available on Invesco’s website on a quarterly basis, 30 calendar days after the quarter end).

Applicants will provide Authorized Participants with the ability to transact directly in the Substitute Basket,23 and will supply market participants with a set of high-quality Substitute Basket Metrics (including the Active Share Differential and Anticipated Tracking Error) that arbitrageurs can use to hedge positions in Shares. In addition, Applicants propose that each Fund will strike an NAV at least twice a day. This will reduce the level of risk that market participants face intra-day, which will enable them to reduce spreads on Shares by “locking in” their creation and redemption transactions at a more current NAV during the day than the End of Day NAV. The Funds will also disseminate an INAV at regular intervals throughout the trading day.

Applicants believe this structure will appeal to Authorized Participants and other market participants, resulting in greater participation by market participants, more efficient trading of Shares and better results for investors. As detailed more fully below, Authorized Participants can also decide to transact directly with the Funds by creating and redeeming Shares for cash or by engaging in custom creation and redemption basket transactions.

2.	Substitute Basket

Applicants will provide Authorized Participants with the ability to create and redeem Shares by delivering (and receiving) the securities in a Substitute Basket that is highly correlated with the Fund’s actual portfolio. The Adviser will design the Substitute Basket to exhibit an Active Share Differential and then utilize an optimization process to closely correlate the Substitute Basket to the Fund’s portfolio, which Applicants expect will cause the performance of the Substitute Basket to closely track the performance of the Fund’s portfolio. The correlation between the Substitute Basket and the Fund’s portfolio will derive from the fundamental and statistical relationship between the Substitute Basket and the Fund based on the substantial overlap in their portfolio holdings, while maintaining the Active Share Differential. Applicants expect that there will be sufficient volume in the Substitute Basket assets such that Authorized Participants will be able to establish, at market value, positions in the components of the Substitute Basket (or in assets that are highly correlated with those components), concurrently with establishing a position in Shares.24

Each Fund will invest its assets in accordance with the investment objectives and policies set forth in its respective registration statement. Applicants anticipate that each Fund will invest in one or more of the following types of instruments: Exchange-traded U.S. common stocks,25 common stocks listed on a foreign exchange, bonds, notes, debentures and various other U.S. and foreign fixed income instruments, including corporate and government securities, convertible securities, municipal securities and mortgage- and asset-backed securities, ETFs, Exchange-traded notes, Exchange-traded preferred stocks, Exchange-traded American Depositary Receipts (“ADRs”),26 Exchange-traded Global Depositary Receipts (“GDRs”),27 Exchange-traded real estate investment trusts (REITs), Exchange-traded commodity pools, Exchange-traded metals trusts, Exchange-traded currency trusts and futures or

[23]

Applicants expect that market participants may construct a basket of securities for their own use in hedging their positions in Shares or otherwise engaging in arbitrage transactions, which basket may differ from the Substitute Basket.

[24]

Applicants’ methodology for constructing the Substitute Basket seeks to emphasize more liquid securities, such that the Substitute Basket will provide Authorized Participants with a readily deployable hedging and/or valuation tool that has the added benefit of being relatively inexpensive to compile and deliver as a Creation Basket.

[25]	Although the Funds may invest in securities of companies of any capitalization, the Funds will not invest in “penny stocks,” as defined by Rule 3a51-1 under the Exchange Act.
[26]

ADRs are issued by a U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary. Each ADR is registered under the Securities Act on Form F-6. ADRs in which a Fund may invest will trade on an Exchange.

[27]	GDRs are issued by a non-U.S. financial institution (a “depositary”) and evidence ownership in a security or pool of securities issued by a foreign issuer that have been deposited with the depositary.

other derivatives for hedging purposes, including Exchange-traded futures contracts,28 as well as cash and cash equivalents.29 No Fund will borrow for investment purposes or hold short positions. The Funds also will not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the 1940 Act) at the time of purchase.30

For each Fund, the Adviser will identify its Substitute Basket, which will generally, but may not always, consist of a significant subset of the securities held in the Fund’s portfolio.31 The Substitute Basket will be constructed to exhibit an Active Share Differential of 5-30%.32 The Adviser will publish the Substitute Basket for a Fund before the commencement of trading of such Fund’s Shares on each Business Day. At the same time, the Adviser will publish the Active Share Differential. In addition, before commencement of trading on each Business Day, each Fund will publish the Anticipated Tracking Error.

The Applicants anticipate that the Substitute Basket, Active Share Differential and the Anticipated Tracking Error will remain static each Business Day; however, the Adviser may make intra-day changes to the Substitute Basket to correct errors in the published Substitute Basket and the Applicants reserve the right to publish either the Active Share Differential or the Anticipated Tracking Error intra-day in response to creation or redemption activity, unexpectedly high portfolio turnover or volatility in the Fund’s underlying securities. To the extent the Adviser republishes the Anticipated Tracking Error or Active Share Differential for a Fund intra-day, it will do so as early as possible in advance of the next scheduled NAV strike. Nevertheless, the Applicants expect that the NAV of the Substitute Basket for a Fund will not deviate substantially from the NAV of that Fund on a given Business Day, and the amount of the deviation will depend, in part, on the type of Fund involved and the asset levels of the Fund.

3.	Substitute Basket Metrics

Applicants propose to provide arbitrageurs with additional key data regarding the composition and behavior of the Substitute Basket and the Fund’s portfolio, including the Active Share Differential, the Anticipated Tracking Error, and various other quantitative measures designed to facilitate an effective arbitrage mechanism. Applicants expect that the Substitute Basket Metrics will provide high-quality proxy information that arbitrageurs will use to value the Fund’s portfolio, identify arbitrage opportunities and construct a hedging basket. The Substitute Basket Metrics will help arbitrageurs by illustrating the market behavior of the Substitute Basket and how it relates to the Fund’s portfolio holdings, and by providing historical performance data and analysis. The Funds will publish the Substitute Basket Metrics on each Business Day.

a. Active Share Differential

The Active Share Differential is designed to show the differential between the composition of the Substitute Basket and the Fund’s portfolio (i.e., within a 5-30% differential).33 The Adviser will calculate and disseminate the Active Share Differential each Business Day on the Funds’ website prior to the commencement of trading. Applicants believe that the Active Share Differential will support the use of the Substitute Basket by arbitrageurs in implementing hedging transactions.

[28]

Exchange-traded futures contracts are U.S. and foreign listed futures contracts where the futures contract’s reference asset is an asset that the Fund could invest in directly, or in the case of an index futures contract, is based on an index of a type of asset that the Fund could invest in directly, such as an S&P 500 index futures contract.

[29]	Cash equivalents are short-term U.S. Treasury securities, government money market funds, and repurchase agreements.
[30]	In the event that an asset becomes illiquid, the Adviser will act in accordance with the Fund’s liquidity risk management program, adopted in accordance with Rule 22e-4 under the 1940 Act.
[31]

Each Fund will adopt and implement policies and procedures regarding the composition of its Substitute Basket and the elements of the Substitute Basket Metrics. The Fund’s Substitute Basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.

[32]	The Funds will conduct this measurement on a daily basis so that each Fund will meet this requirement at the beginning of each Business Day.
[33]	See footnote 6, supra, describing how the Active Share Differential is calculated.

b. Anticipated Tracking Error

The Anticipated Tracking Error is designed to provide an ex-ante forecast of the performance difference between the Substitute Basket and the Fund’s portfolio. Each Business Day, the Funds will publish the Anticipated Tracking Error of the Substitute Basket for each Fund at the same time the Substitute Basket is published. Applicants anticipate that the Anticipated Tracking Error for each Fund will remain static each Business Day, but the Funds reserve the right to republish the Anticipated Tracking Error in response to intra-day creation and redemption activity, unexpectedly high portfolio turnover and/or volatility in the Fund’s underlying securities.

4.	INAV

Applicants expect that the Substitute Basket, as well as the related information disseminated by the Adviser (including the Substitute Basket Metrics, the Intra-day NAV and the End of Day NAV), will be the primary pricing signal considered by market participants in making low-risk arbitrage trades with respect to the Fund. In addition, Applicants expect to disseminate an INAV during the course of each Business Day. An independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s (as defined below) core trading session.34

A Fund’s INAV will represent the Fund’s estimated NAV, which will be the value of the Fund’s portfolio, on a per Share basis.35 Each Fund’s INAV provider will be provided with the identity of all of the positions in a Fund’s portfolio and the Fund’s current accrued expenses and liabilities.36 The INAV will be disseminated by the INAV provider to the marketplace at regular intervals in a manner that is similar to that used for existing Invesco ETFs.

The Funds will adopt uniform procedures governing the calculation and dissemination of the INAV, and the Adviser will bear responsibility for the oversight of that process (“INAV Procedures”). The Adviser will also, as part of that oversight process, periodically, but no less than annually, review the INAV Procedures.37 Any material changes to the procedures will be submitted to the Funds’ Board or any committee thereof for review. The methodology for calculating the INAV will be disclosed in the Funds’ SAI. The Adviser will oversee the INAV provider’s controls, methodologies, policies and procedures in a manner based on the Adviser’s oversight of third-party pricing vendors. The Adviser annually will report to the Funds’ Board or any committee thereof on this oversight, as well as information regarding any material errors or issues of which the Adviser becomes aware during the year.38

[34]

Applicants acknowledge that the Commission has raised concerns about intra-day estimates of an ETF’s NAV per share previously. See Proposed ETF Rule at 72-74. Specifically, the Commission has noted that such intra-day estimates may be of limited utility to market participants’ arbitrage activities due to (a) dissemination every 15 (or 60) seconds potentially being too long for today’s fast-moving markets; (b) potential discrepancies between the estimated value and actual value, especially with respect to ETFs holding securities which trade infrequently; and (c) lack of a uniform calculation methodology for the estimated values. Id. Applicants note, however, that the INAV will not be the primary pricing signal disseminated by Applicants to enable efficient arbitrage; the primary pricing signal will be the Substitute Basket. The INAV will merely supplement the Substitute Basket as a pricing signal for the arbitrageurs to use in their trading and hedging activities. Applicants believe the proposed structure addresses the Commission’s concerns, thus reducing the likelihood of discrepancies between (i) the estimated and actual value of a Fund’s holdings, (ii) estimated values calculated by a Fund’s INAV provider and those calculated internally by an arbitrageur, or (iii) the estimated values of the positions in a Fund’s portfolio arising from differences in INAV calculation methodologies. Applicants also note that the methodology used to calculate INAV will be uniform across all Funds. For these reasons, Applicants believe that the INAV’s dissemination at regular intervals will be timely, and the information provided therein will be sufficiently reliable and uniformly calculated across all Funds, to serve as a supplemental pricing signal and further enable arbitrageurs’ trading and hedging activities. Finally, Applicants also have proposed oversight procedures to foster accuracy in pricing the underlying instruments.

[35]

More specifically, an independent INAV provider will calculate the INAV for each Fund during the Listing Exchange’s core trading session by dividing the “Intra-day Fund Value” (as defined below) as of the time of the calculation by the total number of outstanding Shares of that Fund. “Intra-day Fund Value” is the sum of the Fund’s assets, including the amount of cash held in a Fund’s portfolio, the amount of accrued assets, such as interest, dividends and distributions owed to a Fund, and the value of the securities held in the Fund’s portfolio, minus the amount of a Fund’s accrued liabilities as of the Fund’s previous day’s End of Day NAV calculation. The Intra-day Fund Value is also based on intraday estimates of securities values.

[36]

Each Fund’s INAV provider will be subject to a confidentiality agreement with respect to Fund portfolio information. The INAV provider will represent that it will not use Fund information for purposes other than facilitating the operations of the Funds and that it has safeguards to prevent insider trading using the information.

[37]	The INAV Procedures will be covered by each Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act.
[38]

By monitoring the divergences between the Fund’s End of Day NAV and the INAV calculated at market close, the Fund or its agents can identify any quality control issues with the calculation of the INAV.

5.	Creation and Redemption Transactions Involving the Affiliated Broker-Dealer

Applicants believe that the role contemplated for the Affiliated Broker-Dealer will enable the Funds to minimize the risk of third parties engaging in front-running or free-riding, while at the same time providing Authorized Participants with sufficient information about the Fund’s portfolio to encourage the Authorized Participants to maintain an effective arbitrage and narrow spreads. Should an Authorized Participant elect to deliver or receive the Creation Basket in exchange for the issuance or delivery of one or more Creation Units, the Authorized Participant would engage the Affiliated Broker-Dealer to act on its behalf to enable the Authorized Participant to deliver or receive the precise basket of securities determined by the Fund with respect to a creation or redemption order (the “ETF Basket”).

Applicants envision that, on a creation, the Authorized Participant will initiate the transaction by providing the Creation Basket Securities to the Affiliated Broker-Dealer and asking the Affiliated Broker-Dealer to obtain from the Fund the list of securities in the ETF Basket. The Affiliated Broker-Dealer would then execute the necessary Protected Trades (purchases and sales) on behalf of the Authorized Participant to “convert” the Creation Basket into the ETF Basket.39 Once the securities in the ETF Basket have been delivered to the Fund by the Affiliated Broker-Dealer as the Authorized Participant’s agent, the Fund would issue a Creation Unit to the Authorized Participant (plus or minus any Balancing Amount, as defined herein).40

Similarly, on a redemption, the Authorized Participant will deliver to the Affiliated Broker-Dealer a Creation Unit of Shares and will instruct the Affiliated Broker-Dealer to receive from the Fund details about the securities in the ETF Basket on its behalf. Thereafter, the Affiliated Broker-Dealer will execute the necessary Protected Trades (purchases and sales) on behalf of the Authorized Participant to convert the ETF Basket (consisting of Creation Basket Securities and Protected Securities received in kind from the Fund) into that day’s Creation Basket. Once the Affiliated Broker-Dealer has executed the necessary trades, it will deliver the Creation Basket Securities in kind to the Authorized Participant (plus or minus any Balancing Amount, as defined herein).41 As agent to each Authorized Participant, the Affiliated Broker-Dealer will act on instructions of the Authorized Participant with respect to any securities it receives in kind on behalf of an Authorized Participant who has effected a redemption from a Fund.

Applicants believe that utilizing the Affiliated Broker-Dealer for these Protected Trades will benefit the Funds by ensuring that real-time information about the Funds’ active trades and trading strategies will be unknown to Authorized Participants and other market participants. By having the Affiliated Broker-Dealer transact as agent for the Authorized Participants and on the Authorized Participants’ behalf without disclosing such trades and strategies, the Funds will minimize the risk of third parties front-running the Funds’ trades or free-riding on the Funds’ investment strategies.

6.	Facilitating an Efficient and Effective Hedging Mechanism

Unlike in prior applications for relief, here Applicants seek to implement a structure that allows Authorized Participants to transact directly in the published Substitute Basket. Applicants believe that providing Authorized Participants with the ability to transact directly in the Substitute Basket is a highly unique and beneficial feature of

[39]

Transaction costs applicable to creation and redemption transactions will be disclosed in each Fund’s SAI and on the Adviser’s Capital Markets portal that is available to Authorized Participants, and will be charged to the Authorized Participant.

[40]	The creation/redemption process will be explained in detail in each Fund’s Participant Agreements with Authorized Participants and in the Funds’ Authorized Participant handbook.
[41]	Authorized Participants will typically pay the applicable transaction fees incurred by the Funds in transferring securities in kind to or from the Funds.

the proposed structure that improves the efficiency and effectiveness of the hedging mechanism by significantly reducing the exposure that Authorized Participants must hedge in creation and redemption transactions. Under the proposed structure, the only difference between the securities in the Fund’s portfolio and the securities that an Authorized Participant will deliver and receive will be the Protected Securities that are subject to the Protected Trades.42 Accordingly, the principal exposure that an Authorized Participant will have that differs from the Fund’s exposure will relate to the Protected Securities. As such, an Authorized Participant’s need to hedge will be much more limited than in frameworks submitted in prior applications for exemptive relief.

Applicants believe that an Authorized Participant’s ability to hedge the risk associated with Protected Securities will be further facilitated by the information that the Adviser provides, including the Substitute Basket Metrics, the NAVs and the INAV. Applicants note that other non-transparent ETF models that involve the use of a hedging portfolio also provide Authorized Participants with information and metrics about how the ETF’s portfolio and the hedging portfolio will behave, but most do not provide Authorized Participants with the ability to transact directly in the hedging portfolio, nor do they provide the robust data set (such as the Active Share Differential, the NAVs, the INAV and the Anticipated Tracking Error) that Applicants propose to provide under the model described herein. When combined with the Substitute Basket Metrics, the Intra-Day NAV and the End of Day NAV, the INAV and the novel use of the Affiliated Broker-Dealer, Applicants believe that their proposed structure significantly improves the efficiency and effectiveness of the hedging mechanism by reducing the risk to Authorized Participants of hedging their exposure in creation and redemption transactions.

7.	Creation and Redemption Transactions Directly with Authorized Participants

The Funds’ creation and redemption mechanisms provide significant flexibility to the Funds and Authorized Participants. In addition to the creation and redemptions where the Affiliated Broker-Dealer participates as agent for the Authorized Participants, the Funds may also elect to transact directly with the Authorized Participants in certain circumstances.43

A. Cash Creations and Redemptions Directly by Authorized Participants

In certain circumstances, the Funds may determine to require creation or redemption transactions to be entered into in cash rather than in-kind. In these instances, the Funds’ trading activity will similarly be protected from Authorized Participants and other market participants, but these transactions may have different tax consequences to the Funds. Applicants anticipate that the Funds will transact directly with creating and redeeming Authorized Participants. In these transactions, Applicants expect that Authorized Participants will bear the customary variable creation/redemption fees to cover the Funds’ transaction and other costs. Investment personnel of the Adviser will direct any such trades on behalf of the Funds, and in connection with sales of securities, the Funds generally would realize any related gains or losses. The Funds will only enter into cash creation and redemption transactions in circumstances where cash transactions are determined by the Adviser to be in the best interest of the Fund. All determinations by the Adviser to transact in cash will be in accordance with the Funds’ policies and procedures governing basket construction.

B. Custom Creation and Redemption Transactions by Authorized Participants

In certain circumstances, the Funds may determine that it is desirable to enter into certain custom basket transactions with Authorized Participants in lieu of transacting on the published Creation Basket using Protected Trades executed by the Affiliated Broker-Dealer on behalf of the Authorized Participants. The Funds will only enter into custom basket transactions with Authorized Participants in circumstances where the custom basket transaction is determined by the Adviser to be in the best interest of the Fund and where the benefits of the custom basket transactions are deemed by the Adviser to outweigh the risks of making certain securities transactions known to the participating Authorized Participants. Any custom basket transactions entered into by the Funds will comply with the Funds’ policies and procedures governing custom basket transactions, and will include the necessary best interest findings set forth in the Proposed ETF Rule.

[42]

The weighting of securities in a Fund’s portfolio may differ from the weighting accorded those same securities in the Substitute Basket, but the only securities in the Fund that will not be represented in the Substitute Basket will be the Protected Securities.

[43]	The Affiliated Broker-Dealer will not act as agent for the Authorized Participant in these situations.

Custom baskets benefit ETFs and their shareholders by reducing costs, increasing efficiency and improving trading.44 For fixed income ETFs, the ability to customize baskets is critical because many bonds do not trade frequently, and requiring an ETF to include a hard-to-locate bond in a redemption basket simply to maintain the basket’s representation of the overall ETF’s portfolio would be counterproductive. Fundamentally, the act of constructing creation and redemption baskets is a portfolio management function. In constructing a creation basket, an ETF’s portfolio management team decides what assets to “purchase” for the portfolio. Similarly, the portfolio management team decides what assets to “sell” when it constructs a redemption basket. Enabling the Adviser to publish a custom creation/redemption basket when it is in the Funds’ best interest to do so will provide additional transparency to Authorized Participants and other market participants, which should have a positive impact on the effectiveness of the arbitrage mechanism. The Funds will enter into custom basket transactions only when the Adviser determines, in accordance with the Funds’ custom basket policies and procedures, that doing so would be in the best interest of the Funds.

C.	Possible Concerns Regarding the Requested ETF Relief

1.	Potential Market Effects of Substitute Basket Construction

Applicants assert that a Fund’s Substitute Basket may contain securities that are not included in the Fund’s actual portfolio.45 Applicants recognize the potential that arbitrageurs’ trading in such non-portfolio securities could impact the market for those securities. Nonetheless, for the reasons set forth below, Applicants believe they have structured the proposed arbitrage mechanism to avoid having a significant market impact on securities included in the Substitute Basket, but not in the Fund’s portfolio.

Applicants do not believe the proposed arbitrage mechanism raises new or novel concerns. Currently, an arbitrageur’s hedging basket for existing ETFs frequently is not identical to the ETF’s creation or redemption basket.46 Thus, in practice, arbitrageurs typically trade other securities not held in the ETF’s portfolio when creating their own hedges. Even fully transparent ETFs often give rise to trading activity in instruments (including publicly traded securities) that are not included in an ETF’s portfolio due to arbitrageurs’ hedging activities. Applicants therefore believe that the Substitute Basket is no more likely than the creation/redemption baskets for existing ETFs to lead to substantial additional trading in securities not in the portfolio arising from market participants’ hedging activities.

Since the Substitute Basket will generally contain a significant subset of the Fund’s portfolio holdings and should exhibit low Active Share Differential and Anticipated Tracking Error, the Substitute Basket will not misrepresent the Fund’s portfolio holdings. Rather, the Substitute Basket is designed to give arbitrageurs sufficient information about the Fund’s portfolio holdings so they may construct their own hedging baskets for hedging purposes.

In addition, the Funds will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, the Substitute Basket, the Active Share Differential, the Anticipated Tracking Error and other Substitute Basket Metrics. As described below, each Fund’s prospectus and summary prospectus will prominently disclose that the Substitute Basket is not a precise rendition of the Fund’s actual portfolio.47 Further, the Active Share Differential and the Anticipated Tracking Error will be publicly disclosed on each Business Day, providing investors with an understanding of the degree to which the Substitute Basket and a Fund’s actual portfolio overlap. Applicants believe these steps will minimize confusion about the Fund’s investments and how they differ from the disclosed Substitute Basket.

[44]	See generally ETF Proposal at 89-100.
[45]

The Substitute Basket will contain only securities that are not in a Fund’s portfolio when necessary to facilitate the Adviser’s ex-ante tracking error limits when establishing an Anticipated Tracking Error for the Fund.

[46]

Instead, an arbitrageur often constructs a hedging basket composed of a subset of constituents or substitute investments, an optimized basket, or a derivative instrument that the arbitrageur deems to have acceptable tracking error.

[47]	See section III(D)(8), infra, for a discussion of the legend that will be included in each Fund’s prospectus, summary prospectus and marketing materials.

2.	Protection from Reverse Engineering

Applicants have focused on the possibility that market participants might reverse engineer a Fund’s portfolio to front-run its trades or to free-ride on the Adviser’s investment decisions, which could result in potential harm to the Fund and investors. More specifically, the concern associated with reverse engineering is that adversaries could use a Fund’s Periodic Holdings Disclosure, its INAV, and the then-current prices of the Fund’s prior day’s holdings, which are reflected in the INAV, as well as the daily Substitute Basket, to ascertain the Fund’s portfolio. These adversaries would be attempting either (a) to determine the changes in a Fund’s portfolio in order to predict with sufficient certainty the Fund’s current positions over multiple days to then try to predict pending or upcoming trades so as to front-run them, or (b) to ascertain the Fund’s current portfolio so as to free-ride on the Adviser’s investment decisions.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.48 Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, as noted previously, Applicants propose to utilize an arrangement between the Authorized Participants and the Affiliated Broker-Dealer wherein the Affiliated Broker-Dealer, acting as agent for the Authorized Participants, would execute Protected Trades (i.e., acquire and dispose of certain securities) on behalf of the Authorized Participants without disclosing the identity of those securities to the Authorized Participants or other market participants. For the reasons set forth above, Applicants believe successful front-running or free-riding is highly unlikely due to the features of the proposed structure.

D.	Other Features of the Funds

Except for the unique features of the Funds described herein, the Funds will generally operate in the same manner as existing ETFs.

1.	Organization

Each Fund will be organized and registered as an open-end management investment company (or series thereof). Each Fund will adopt fundamental and non-fundamental policies. Each Fund and its Shares will be registered under the Securities Act of 1933, as amended (“Securities Act”), and the 1940 Act.

Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC under the Code. Under such circumstances, dividends and other distributions by the Funds will be declared and paid in the same manner as by other registered open-end investment companies.

2.	Oversight by the Funds’ Adviser and Board

The Funds’ Adviser and Board will oversee the effectiveness of the Funds’ arbitrage mechanism. As part of this oversight, the Board will receive periodic reports from the Adviser summarizing key data and metrics relating to the Funds’ trading performance. This information is intended to be both informational and instructive and will be designed to familiarize the Board members with the Funds’ arbitrage mechanism, as well as to provide them with historical information that will help them to assess whether a Fund’s arbitrage mechanism is effective and whether trading activity in Fund Shares warrants additional scrutiny.

[48]

In connection with the Precidian Relief, the Commission stated that it anticipated that the Active ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices….” See Precidian Notice, paragraph 34.

Applicants intend to implement a structure, as specified in policies and procedures, involving both robust governance and a series of escalating and calibrated potential responses that are designed to respond to the seriousness and the specific causes of an arbitrage or pricing issue. These policies and procedures, will provide for, among other things, the measures discussed below.

The Adviser will monitor on an ongoing basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after the launch of a Fund,49 the Adviser will promptly call a meeting of the Fund’s Board (and will present to the Board recommendations for appropriate remedial measures) and the Board will promptly meet if, for 30 or more Business Days in any quarter or 15 Business Days in a row, (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on the one hand, and the Fund’s End of Day NAV, on the other, exceeds a threshold set by the Adviser, which in no event will exceed 2.00% (the “Corrective Action Threshold”), or (b) the bid-ask spread exceeds the Corrective Action Threshold.50 In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to, among other things, narrow the premium/discount or spread, as applicable.51 The Board will then decide whether to take any such action. Such actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creation Units, changing the construction of the Substitute Basket, changing the Fund’s investment objective or strategy, or liquidating the Fund.

In addition, to the extent the Adviser determines that a security held in a Fund’s portfolio but not in the Substitute Basket does not have readily available market quotations and such circumstance may affect the reliability of the Substitute Basket as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website.52 Applicants believe that in situations where a security in the Substitute Basket does not have readily available market quotations, arbitrageurs will have enough information to determine the value of the security and evaluate the accuracy of the market price for the Fund.53 The Adviser will also assess other appropriate remedial measures.

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Thus, each Fund and each person acting on behalf of a Fund, including the Affiliated Broker-Dealer, will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein will not apply).

[49]	After the first three years, the Fund’s Board will determine whether extending such three-year term is appropriate for the protection of the Fund’s shareholders.
[50]

The Corrective Action Threshold will be set on a Fund-by-Fund basis based on the specific circumstances of each Fund (e.g., the Fund’s particular investment strategy, liquidity profile or other relevant portfolio characteristics) and will be in all cases subject to the review and oversight of a Fund’s Board, as well as the upper limit of 2.00%. Applicants reserve the right to adopt additional or lower Corrective Action Thresholds (i.e., less than the 2% upper limit) to the extent deemed appropriate and approved by a Fund’s Board.

[51]

For at least the first three years after the launch of each Fund, the Board will also undertake these considerations on an annual basis, regardless of whether the Fund’s Corrective Action Threshold has been crossed.

[52]

At any time that the securities representing 10% or more of a Fund’s portfolio do not have readily available market quotations, Applicants would request the Exchange to halt trading on the Fund. Applicants recognize that many retail investors do not have the tools to identify and monitor such major disruptions in the market, and believe the 10% threshold strikes an appropriate balance between two competing interests of a Fund’s investors: (1) protection from the potential significant negative impact of unusual market events and (2) the ability to freely trade Shares of a Fund.

[53]

To the extent that a security in the Substitute Basket does not have readily available market quotations, the security would be treated consistently with standard procedures used by existing ETFs with respect to adjusting published baskets. In such situations, a Fund would accept or deliver cash in lieu of the security and adjust the estimated cash amount in the Substitute Basket with respect to the security deemed non-deliverable.

3.	Capital Structure and Voting Rights; Book Entry

Beneficial owners of Shares (“Beneficial Owners”) will have one vote per Share with respect to matters for which a shareholder vote is required, consistent with the requirements of the 1940 Act and the rules promulgated thereunder and the laws of the State of Delaware. Shares will be registered in book-entry form only. No Beneficial Owner shall have the right to receive a certificate representing Shares.

The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial Owners will be shown on the records of DTC or DTC-participating institutions (e.g., Brokers, banks, trust companies and other financial institutions) (“DTC Participants”).

Beneficial Owners of Shares will exercise their rights in Shares indirectly through DTC and DTC Participants. Dividends will normally be paid and all notices, statements, shareholder reports and other communications required under the 1940 Act and other applicable laws to be given to Beneficial Owners will normally be provided through the customary practices and facilities of DTC and DTC Participants.

4.	Listing and Trading

Shares will be listed on an Exchange in the same manner as other ETF shares. The principal secondary market for the Shares will be the Exchange on which they are listed (the “Listing Exchange”).

Neither the Adviser nor the Distributor nor any affiliated person of the Adviser (including the Affiliated Broker-Dealer), its promoter or principal underwriter will be an Authorized Participant or act as a market maker for Shares of a Fund, unless permitted to do so by a Commission rule or exemptive order or by an SEC staff no action letter. It is expected that the Exchange (in collaboration with the Adviser) will select, designate or appoint one or more market makers for the Shares of each Fund.54 As long as a Fund operates in reliance on the requested Order, its Shares will be listed on an Exchange.

5.	Purchases and Redemptions of Creation Units

a.	General

The Trust and the Commodity Trust will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.

The NAV of each Fund is expected to be determined at least two times each Business Day. Applicants currently expect that each Fund will strike and publish an Intra-day NAV at 12:00 p.m. Eastern Time and the End of Day NAV as of the close of the regular trading session of the New York Stock Exchange, ordinarily 4:00 p.m. Eastern Time, on each Business Day. The Trust will sell and redeem Creation Units of each Fund only on a Business Day. Applicants anticipate that a Creation Unit will consist of at least 5,000 Shares and be offered at an initial price of $25 per Share. Creation Units may be purchased and/or redeemed entirely for cash, as permissible under the procedures described below.

[54]

If Shares are listed on the NYSE Arca, Inc. (“Arca”), NASDAQ Stock Market LLC (“Nasdaq”), Cboe BZX (“Cboe BZX”) or a similar electronic Exchange, one or more member firms of that Exchange will act as market makers and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular market maker would be contractually obligated to make a market in Shares under current standards. However, the current listing requirements on Nasdaq stipulate that at least two market makers must be registered in Shares to maintain a listing. In addition, on Arca, Nasdaq and Cboe BZX, registered market makers are currently required to make a continuous two-sided market or subject themselves to regulatory sanctions. No market maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares or of shares of an Affiliated Fund (as defined below).

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis (plus or minus any Balancing Amount). Accordingly, except where the purchase or redemption will include cash under the circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”) (plus or minus any Balancing Amount), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”) (plus or minus any Balancing Amount). Applicants expect that the names and quantities of the instruments that constitute the Deposit Instruments and the Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s designated Substitute Basket (plus or minus any Balancing Amount), except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis,55 as described below.

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Cash Amount” or “Balancing Amount”).

Each Fund will adopt and implement policies and procedures regarding the composition of its Creation Baskets. The policies and procedures will set forth detailed parameters for the construction and acceptance of baskets, including custom baskets, that are in the best interests of the Fund, including the process for any revisions to or deviations from, those parameters. The Fund’s basket policies and procedures would be covered by the Fund’s compliance program and other requirements under Rule 38a-1 of the 1940 Act. A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis. In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the opening of trading on the Listing Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Cash Amount (if any) for that day.56 The published Creation Basket will generally apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket or in response to creation or redemption activity, unexpectedly high portfolio turnover or volatility in the Fund’s underlying securities. The Applicants also reserve the right to publish either the Active Share Differential or the Anticipated Tracking Error intra-day in response to creation or redemption activity, unexpectedly high portfolio turnover or volatility in the Fund’s underlying securities. The Substitute Basket will be published each Business Day regardless of whether a Fund decides to issue or redeem Creation Units entirely or in part on a cash basis.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is either (1) a “participating party,” i.e., a Broker or other participant, in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission and affiliated with DTC, or (2) a DTC Participant, which in any case has executed a participant agreement with the Distributor and the transfer agent with respect to the creation and redemption of Creation Units (“Participant Agreement”). An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Except as permitted by the relief requested from Section 17(a), no promoter, principal underwriter (e.g., Distributor) or affiliated person of the Fund, or any affiliated person of such person, will be an Authorized Participant in Shares.

[55]

The Fund’s Substitute Basket may contain cash, especially if the Adviser intends to engage in Protected Trades or as a positive or negative balancing amount in the regular course of business. Thus, even when the Creation Basket is the Fund’s Substitute Basket and purchases and redemptions of Creation Units are effected in kind, the Creation Basket may contain an amount of cash. Applicants note that under normal circumstances, the Fund’s portfolio holdings would include at least some cash in order to effect portfolio transactions in accordance with its actively-managed strategy.

[56]

To the extent the Creation Basket includes derivatives or other instruments that cannot be transferred through the facilities of the NSCC or DTC, the Cash Amount will be adjusted to represent the value of such instruments. Nevertheless, the complete contents of the Creation Basket will be published daily prior to the commencement of trading on the Funds’ website and the Adviser’s Capital Markets portal that is available to Authorized Participants.

b.	Timing

The Funds will issue and redeem Shares in Creation Units at the NAV per Share next determined after an order in proper form is received (which may be the Intra-day NAV or the End of Day NAV depending on when the order is received). Validly submitted orders to purchase or redeem Creation Units on each Business Day will be accepted until the NAV strike times (“Order Cut-Off Time”), generally 12:00 p.m. and 4:00 p.m. Eastern Time, on the Business Day that the order is placed (“Transmittal Date”). All Creation Unit orders must be received by the Distributor no later than a Fund’s Order Cut-Off Time in order to receive the next available Intra-day NAV or the End of Day NAV determined on the Transmittal Date.

The Funds may require certain order types to be submitted at earlier times. Any such order types will be described in each Fund’s registration statement. When the Listing Exchange closes earlier than normal, a Fund may require orders for Creation Units to be placed earlier in the Business Day.

c.	Transaction Fees

A Fund may recoup the settlement costs charged to it by NSCC and DTC and certain other transaction costs applicable to it by imposing transaction fees on investors purchasing or redeeming Creation Units (“Transaction Fees”). Because the DTC Process is generally more expensive than the NSCC Process, investors purchasing or redeeming through the DTC Process may pay higher Transaction Fees than investors transacting through the NSCC Process.57 No Fund will impose sales charges on purchases of Shares.

Additionally, the Adviser may charge an additional, variable fee (sometimes referred to as a “cash-in-lieu” fee) to the extent a Fund permits Authorized Participants to create or redeem Creation Units for cash, or otherwise substitute cash for any Deposit Security. Such cash-in-lieu fees are payable to a Fund and are charged to defray the transaction cost to a Fund of buying (or selling) Deposit Securities, to cover spreads and slippage costs and to protect existing shareholders. The cash-in-lieu fees will be disclosed in the Capital Markets segment of the Adviser’s website, will be negotiated between the Adviser and the Authorized Participants and may be different for any given transaction, Business Day or Authorized Participant. The cash-in-lieu fee will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities. Variations in the Transaction Fees may be made from time to time. The Transaction Fees will not be used by the Funds to compensate the Affiliated Broker-Dealer.

6.	Secondary Market Pricing of Shares

The market price of Shares will be based on the current Bid/Ask Price in the secondary market. Such price, like the price of all traded securities, will be subject to the factors of supply and demand, as well as the Fund’s NAV (either an Intra-day NAV or the End of Day NAV). The price of Shares in the secondary market, however, will not have a fixed relationship to the current or previous day’s End of Day NAV. Rather, the price at which Shares trade on an Exchange may be below, at or above the End of Day NAV. No secondary sales will be made to Brokers at a concession by the Distributor or by a Fund. Further, transactions involving the sale of Shares on an Exchange will be subject to customary brokerage fees or commissions and charges.

7.	Dividend Reinvestment Service

No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, though certain Brokers may make a dividend reinvestment service available to their clients. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from Fund distributions will be an expense borne by the individual Beneficial Owners reinvesting through such service.

[57]

Because the DTC Process involves the movement of hundreds of securities individually, while the NSCC Process can act on instructions regarding the movement of one unitary basket that automatically processes the simultaneous movement of hundreds of securities, DTC typically will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.

8.	Availability of Information

A great deal of information will be available to prospective investors about the Funds. Investors interested in a particular Fund can also obtain its prospectus, summary prospectus, SAI, shareholder reports, Form N-CSR and Form N-CEN. The prospectus, summary prospectus, SAI and shareholder reports will be available free upon request from the Funds, and those documents and the Form N-CSR and Form N-CEN may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

The Funds’ website, which will be publicly available at no charge prior to the public offering of Shares, will include a prospectus and summary prospectus for each Fund that may be downloaded. In addition, the website will include the following:

•

On a daily basis, per Share for each Fund, the prior Business Day’s Intra-Day NAV, End of Day NAV and the Closing Price or Bid/Ask Price of Shares, a calculation of the premium/discount of the Closing Price or Bid/Ask Price against the End of Day NAV and any other information on their website regarding premiums/discounts that ETFs registered under the 1940 Act may be required to provide.

•	The Fund’s Substitute Basket, as well as the Active Share Differential, the Anticipated Tracking Error and various other components of the Substitute Basket Metrics.

•	Monthly average bid/ask spread data, and, once a Fund has completed a fiscal year, the median bid/ask spread for the Fund’s most recent fiscal year.[58]

•	A legend that will highlight for investors the differences between the Fund and Active ETFs, as discussed in more detail below.

In addition, because the Shares will be listed on an Exchange, prospective investors will have access to more information about them than what is normally available about a security of an open-end investment company. Specifically, information regarding the market price of Shares and trading volume in Shares will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. The previous day’s Closing Price and trading volume information may be published daily in the financial section of newspapers. Further, as described above, the Listing Exchange will disseminate at regular intervals throughout the trading day through the facilities of the Consolidated Tape Association or other widely disseminated means each Fund’s INAV.59

9.	Sales and Marketing Materials; Prospectus Disclosure

While Applicants believe that the Funds will trade and perform in a manner similar to other ETFs, Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and those ETFs that disclose their portfolio holdings daily. In a prominent location near the Fund’s name, on both the outside front cover of each Fund’s prospectus and summary prospectus, as well as each Fund’s website and any marketing material, the Fund will include the following legend (the “Legend”) unless otherwise requested by the staff of the Commission:

This ETF is different from traditional ETFs.

Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

•	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.

[58]

The bid/ask spread will be calculated based on the National Best Bid and Offer at the time of calculation of the Fund’s NAV (or such other spread measurement as may be required for other ETFs registered under the 1940 Act).

[59]	This disclosure will look through any Wholly Owned Subsidiary and identify the specific portfolio holdings held by that entity.

•

The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared to other ETFs because it provides less information to traders.

•	These additional risks may be even greater in bad or uncertain market conditions.

•

The ETF will publish on its website each day a “Substitute Basket” designed to help trading in shares of the ETF. While the Substitute Basket includes many of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of the ETF, see Appendix A hereto – “Brief Description of the Initial Funds.”

Further, in its prospectus, summary prospectus, marketing materials and website, each Fund will describe in plain English the nature and purpose of the Substitute Basket, how the Substitute Basket is designed to differ from the Fund’s actual portfolio, and where an investor can get access to the Substitute Basket and the Active Share Differential. Each will describe in more detail and in plain English that, (1) although the Substitute Basket is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices may vary significantly from the underlying NAV per Share of the Fund; (2) ETFs trading on the basis of a Substitute Basket may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility, and, therefore, may cost investors more to trade; and (3) although the Fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Substitute Basket and INAV to identify the Fund’s trading strategy, which, if successful, could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the Fund and its shareholders.

In addition, the Funds will disclose the Affiliated Broker-Dealer’s role with respect to the Authorized Participants, and will detail the related conflicts of interest, as well as the procedures put in place to mitigate those conflicts. In addition, the Funds will disclose the Funds’ procedures for determining the intra-day value of the Funds, whose underlying holdings or exposures do not trade synchronously with the Shares (e.g., Asian and European equities, emerging markets debt, etc.) or for which there are no “official” trade prices reported intra-day (e.g., most fixed income securities).

The Funds will also disclose that because the Shares are traded in the secondary market, a broker may charge a commission to execute a transaction in Shares, and an investor also may incur the cost of the spread between the price at which a dealer will buy Shares and the somewhat higher price at which a dealer will sell Shares.

E.	Funds of Actively Managed Exchange-Traded Funds

1.	The Investing Funds

As discussed above, the Investing Funds will be registered management investment companies and registered unit investment trusts that will enter into a participation agreement with any Fund (“FOF Participation Agreement”) in which it seeks to invest in reliance on the requested Order. The Investing Funds will not be part of the same group of investment companies as the Funds. Each Investing Trust will have a sponsor (“Sponsor”) and each Investing Management Company will have an investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act (“Investing Fund Adviser”) that does not control, is not controlled by or under common control with the Adviser. Each Investing Management Company may also have one or more investment advisers within the meaning of Section 2(a)(20)(B) of the 1940 Act (each, an “Investing Fund Sub-adviser”). Each Investing Fund Adviser and any Investing Fund Sub-adviser will be registered as an investment adviser under the Advisers Act.

2.	Proposed Transactions

Applicants propose that the Investing Funds be permitted to invest in the Funds beyond the limitations in Sections 12(d)(1)(A) and (B) of the 1940 Act. Applicants also propose that the Investing Funds be permitted to effect certain transactions in Shares that would otherwise be prohibited by Section 17(a) of the 1940 Act.

3.	Fees and Expenses

Shares of the Funds will be sold by the Funds without sales loads. Investors, including Investing Funds, who buy and sell Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. Applicants anticipate that most, if not all, transactions effected by Investing Funds pursuant to the requested Order would be secondary market transactions. For transactions in Creation Units, Transaction Fees are charged to offset transfer and other costs associated with the issuance and redemption of Creation Units. Investing Fund shareholders would indirectly pay their proportionate share of a Fund’s advisory fees and other operating expenses. As discussed below, certain conditions will apply to the fees and expenses charged by Investing Funds.

4.	Conditions and Disclosure Relating to Fund of Funds Relief

To ensure that the Investing Funds understand and comply with the terms and conditions of the requested relief even though the Investing Funds will not be part of the same group of investment companies as the Funds and will not have an Investing Fund Adviser or Sponsor that is the same as the Adviser, any Investing Fund that intends to invest in a Fund in reliance on the requested Order will be required to enter into an FOF Participation Agreement with the Fund. The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the requested Order and participate in the proposed transaction in a manner that addresses concerns regarding the requested relief. The FOF Participation Agreement also will include an acknowledgment from the Investing Fund that it may rely on the Order requested herein only to invest in the Funds and not in any other investment company. The Affiliated Broker-Dealer plays no role with respect to the FOF Participation Agreements.

IV.	REQUEST FOR ETF RELIEF

A.	In Support of the ETF Relief

1.	The Funds Will Provide Institutional and Retail Investors with the Same Cost, Tax-Efficiency and Intra-Day Liquidity Benefits as Existing ETFs

Applicants assert that the Funds would allow investors to access active investment strategies offered by certain investment advisers that are currently only available via mutual funds, while also taking advantage of the traditional benefits of ETFs (i.e., tax efficiency, lower cash drag and lower operational expenses) and without raising investor protection concerns that are not otherwise addressed by the terms and conditions of the requested relief. Further, the Funds will offer the same panoply of benefits as existing ETFs, which appeal to individual and institutional investors, as well as to Brokers, investment advisers, financial planners and other intermediaries acting on behalf of investors. The Adviser believes that the Funds will appeal to each of these categories of investors because the Funds will provide the following benefits associated with ETFs:

•	Cost-Efficiencies: a lower-cost option than a comparable traditional mutual fund.

•	Liquidity: an investment option with intra-day pricing that reflects market conditions rather than only end-of-day securities prices.

•	Tax-Efficiencies: a more tax-efficient investment option than a comparable mutual fund.

Applicants currently anticipate that the Funds will provide investors with a more cost-efficient investment vehicle than a comparable mutual fund because the Funds will charge management fees that are comparable to those charged by traditional mutual funds but will have lower total annual operating expense ratios. Applicants expect the Funds to have lower total annual operating expense ratios than comparable mutual funds because the Funds do not charge transfer agency fees and Rule 12b-1 fees. This is the case because, among other matters, while shareholders of mutual funds typically receive shareholder servicing directly from funds, shareholders of ETFs receive servicing through third parties – namely, the Brokers with whom they hold accounts and through whom they transact in ETF shares. Thus, unlike mutual funds, ETFs do not incur substantial shareholder servicing and transfer agency fees, as such costs are paid by shareholders, if at all, directly to Brokers and other intermediaries.

In addition, Applicants anticipate that the Funds will provide investors with the same type of intra-day liquidity as they have come to associate with ETFs. Applicants expect the Funds to offer investors the same level of liquidity as they enjoy in existing ETFs because the Funds will operate as ETFs whose Shares investors may purchase and sell intra-day at market prices, rather than only at designated times when the Funds strike their NAVs.

Further, Applicants anticipate that the Funds will provide investors with a relatively tax-efficient investment option as compared to similar traditional mutual funds. The tax efficiency of the ETF structure is primarily a result of ETFs generally honoring redemptions in-kind and, thereby, relying on a provision in the Code that allows them not to recognize capital gains on appreciated securities distributed in-kind in satisfaction of a redemption. The Funds, like existing ETFs, expect to realize this same tax efficiency for investors by honoring redemptions in-kind and thereby avoiding recognizing capital gains on appreciated securities. As detailed previously, the Affiliated Broker-Dealer will be used as an agent by the Authorized Participants to facilitate these in-kind transactions.

Applicants note that the Funds may not be as tax-efficient, at the margin, as certain other ETFs. For instance, Index ETFs normally hold precisely those securities they receive in a creation (or distribution in a redemption). Because the Funds will not necessarily hold precisely those instruments that they receive in the Creation Basket, each Fund may incur some taxable gains when it reconfigures the Creation Basket received in a creation and compiles the Creation Basket for a redemption. However, Applicants expect these potential tax inefficiencies to be minimized in the proposed structure.

As discussed above, at least 70-95% of the assets of each Fund will be invested in securities that are in its identified Substitute Basket, which is also the Creation Basket (except in the case of the limited circumstances described in section III(D)(5)(a), above). Transactions in securities that are not part of the Substitute Basket typically will be effected as part of Protected Trades by the Affiliated Broker-Dealer acting on behalf of the creating or redeeming Authorized Participant. These transactions will be effected on behalf of the Authorized Participants (not on behalf of the Fund), and the Authorized Participants will typically bear the transaction costs of creations and redemptions. Applicants expect that these Protected Trades will enable the Funds to essentially replicate the standard ETF in-kind creation and redemption mechanism, with the Affiliated Broker-Dealer, acting as agent for the creating or redeeming Authorized Participant, acquiring (in connection with creation transactions) or disposing of (in connection with redemption transactions) Protected Securities. This means that the Funds will likely be directly transacting in significantly fewer securities than a comparable mutual fund.

Applicants regard such tax efficiencies as material, particularly to investors who seek tax-efficient investment vehicles, and supportive of the contention that the Funds will provide investors with these important benefits of the ETF structure. Nevertheless, in certain circumstances described above, the Funds may permit Authorized Participants to create or redeem in cash when it is in the Funds’ best interest to do so. To the extent a Fund permits cash creations or redemptions, the Fund may incur transaction costs and may bear the tax consequences of buying and selling securities. The Funds will only permit cash creations or redemptions in accordance with the Funds’ creation and redemption basket policies and procedures.

Finally, Applicants note that the Commission recently recognized that, as long as arbitrage keeps the secondary market price and NAV of ETFs close and does so efficiently so spreads remain narrow, investors can “benefit from the opportunity to invest in active strategies through a vehicle that offers the traditional benefits of ETFs.”60 Applicants acknowledge that circumstances may occur in which markets operate less efficiently or with less liquidity and/or trading volume than normally. In such circumstances, intra-day premiums/discounts may grow larger and spreads may widen for all or most ETFs. Applicants believe that the Funds’ arbitrage mechanisms will function similarly to those of many existing ETFs. Because the Applicants will construct Substitute Baskets that

[60]	See Precidian Relief, supra note 2, paragraph 26.

generally, but may not always, consist of a significant subset of a Fund’s portfolio and will provide detailed information to market participants in the form of the Substitute Basket Metrics, the Periodic Holdings Disclosure, the NAVs, and the INAV, market participants will have sufficient information to value the Fund’s portfolio, to construct appropriate hedges and to engage in profitable arbitrage activities. Applicants thus expect that in such circumstances the Funds’ arbitrage mechanism will maintain intra-day premiums/discounts at least as low, and spreads at least as narrow, as those of many existing ETFs.

2.	Differences from Other Recent SEC Applications

Applicants’ proposed model significantly differs from the models proposed by Precidian and certain other applicants.61 For example, while ETFs relying on the Precidian Relief provide investors with access to a “verified intraday indicative value” at regular intervals during the trading day, which should provide a useful real-time approximation NAV, they do not provide market participants with any information about current portfolio holdings. This makes it more difficult for Authorized Participants and other market participants to value holdings and establish appropriate hedges and, in turn, likely will result in ETFs relying on the Precidian Relief experiencing wider spreads.

As noted above, unlike in prior applications for relief, Applicants seek to implement a structure that allows Authorized Participants to transact in kind directly in securities in the published Substitute Basket. Applicants believe that providing Authorized Participants with the ability to transact directly in the Substitute Basket is a unique and highly beneficial feature of the proposed structure that improves the efficiency and effectiveness of the hedging mechanism by significantly reducing the exposure that Authorized Participants must hedge in creation and redemption transactions.62 As noted above, there will be substantial overlap in the securities in a Fund’s portfolio and the Substitute Basket, such that by transacting in the securities in the Substitute Basket, an Authorized Participant will deliver and receive securities that are similar to and closely correlated to those held by the Fund. Accordingly, the principal exposure that an Authorized Participant will have that differs from the Fund’s exposure will relate to the Protected Securities. As such, an Authorized Participant’s need to hedge will be much more limited than in frameworks submitted in prior applications for exemptive relief. Further, an Authorized Participant’s ability to hedge the risk associated with Protected Securities will be facilitated by the information that the Adviser provides, including the Substitute Basket Metrics, the Intra-day NAV, the End of Day NAV and the INAV.

Applicants note that other non-transparent ETF models that involve the use of a hedging or proxy portfolio also provide Authorized Participants with information and metrics about how the ETF’s portfolio and the hedging portfolio will behave, but most do not provide Authorized Participants with the ability to transact directly in the hedging portfolio. Applicants believe that providing Authorized Participants with the ability to transact directly in the Substitute Basket is a key difference between their proposed structure and most other non-transparent ETF models. When combined with the Substitute Basket Metrics, the Intra-Day NAV and the End of Day NAV, the INAV, and the novel use of the Affiliated Broker-Dealer, Applicants believe that their proposed structure significantly improves the efficiency and effectiveness of the hedging mechanism by reducing the risk to Authorized Participants of hedging their exposure in creation and redemption transactions.

Various other applications do provide some level of information to market participants about the Funds’ current portfolio holdings, but do not provide as strong a mechanism to protect the Funds’ active trading strategies from Authorized Participants and market participants while also providing sufficient information to enable Authorized Participants to reduce risk, value the Substitute Basket and construct hedges. Applicants believe that the proposed, innovative structure provides the Funds with superior protection from front-running and free-riding. This is achieved without sacrificing the need of Authorized Participants and other market participants to have relevant

[61]

See Precidian Relief, supra note 2; see also T. Rowe Price Associates, Inc. et al. (File No. 812-14214) (Sept. 23, 2013, as amended on Mar. 14, 2014, Feb. 23, 2018, June 18, 2018, Apr. 30, 2019, June 12, 2019, and July 26, 2019 ); Fidelity Beach Street Trust et al. (File No. 812-14364) (Sept. 26, 2014, as amended on Jan. 26, 2018, May 18, 2018, and Aug. 8, 2018, Apr. 30, 2019, June 7, 2019, and July 16, 2019); Blue Tractor ETF Trust et al. (File No. 812-14625) (Mar. 14, 2016, as amended on Sept. 28, 2016, Feb. 1, 2017, July 31, 2017, Jan. 17, 2018, Apr. 11, 2018, May 23, 2018, May 8, 2019, and June 20, 2019); Natixis Advisors, L.P., et al. (File No. 812-14870) (Jan. 22, 2018, as amended on June 15, 2018, Nov. 9, 2018, May 1, 2019, July 3, 2019, July 26, 2019, and Aug. 26, 2019); Eaton Vance Exchange-Traded Fund Trust et al. (File No. 812-15003) (Feb. 20, 2019).

[62]	See section III(B)(6), supra.

and high quality information regarding the Fund’s holdings, enabling Authorized Participants to lock in prices with the Intra-Day NAV strike, and providing a variety of creation and redemption options for Authorized Participants and the Funds. Further, the structure proposed by the Applicants is entirely compatible with and advances the types of investment strategies in which active management can add significant value: fixed income and non-U.S. assets. Applicants’ proposal advances this while providing meaningful additional information intended to create efficient and effective participation by Authorized Participants and other market participants.

3.	The Funds Will Give Short-Term Traders an Appropriate Investment Option

Another category of investors to whom Applicants expect Shares to appeal is short-term and tactical traders. Shares are expected to appeal to these investors because they can be bought and sold continuously throughout the day at a price that reflects current market sentiment regarding the Shares. Further, the Intra-day NAV strikes will enable such trades to establish price certainty at various times throughout each Business Day.

4.	The Funds Will Expand the Investment Options Available to ETF Investors

Applicants believe that investors should be able to access the full spectrum of active management strategies in the ETF format. Applicants further believe that many of the same advantages that are currently associated with the ETF format, including lower fees and tax efficiency, can be provided by other types of actively managed ETFs, including the Funds. Applicants seek the ETF Relief requested herein to bring those advantages to ETF investors in the form of the Funds.

Since the advent of the ETF structure in 1993, a consistently increasing number of investors invest in ETFs. In some cases, investors have found their way into ETFs on their own. Others have found their way into ETFs with the guidance of their financial advisers. Registered advisers who use ETFs generally indicate a preference for them over mutual funds for a variety of reasons, including that the total operating expenses associated with owning ETFs are typically lower than those associated with owning comparable mutual funds and, therefore, their clients’ investment expenses are reduced by owning ETF shares instead of mutual fund shares, normally resulting in improved returns. Yet, to date, investors have been limited to investing in actively managed ETFs whose strategies are amenable to daily portfolio disclosure. Applicants’ proposal would be a significant step toward removing these limits.

B.	Legal Analysis of ETF Relief

Although the Funds have features that distinguish them from existing ETFs, Applicants seek much of the same exemptive relief from the 1940 Act upon which existing ETFs rely—from Sections 2(a)(32), 5(a)(1), 17(a), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 6(c) provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned and that the proposed transaction is consistent with the general purposes of the 1940 Act.

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a “management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the 1940 Act as:

any security, other than short-term paper, under the terms of which the holder is, upon its presentation to the issuer or to a person designated by the issuer, ... entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Because Shares will not be individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a)(1) and 2(a)(32) that would permit the Trust to register as an open-end management investment company and redeem Shares generally in Creation Units.

Applicants believe that Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and that, consequently, the Funds could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer because Shares are securities “under the terms of which” an owner may receive his proportionate share of a Fund’s current net assets. The unusual aspect of Shares is that their terms provide for a right of redemption upon presentation to the issuer only when aggregated into one or more Creation Units. In other words, Shares are not individually redeemable to a Fund or its agent under all circumstances, and therefore a possible question arises as to whether the definitional requirements of a “redeemable security” and “open-end company” are met. For avoidance of doubt, Applicants request an order to permit the Trust and the Commodity Trust to register as an open-end management investment company and the Funds to issue Shares that are generally redeemable in Creation Units only.

Creation Units are continuously redeemable in accordance with the provisions of the 1940 Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, all holders of Shares will have the ability to buy and sell Shares throughout the day in the secondary market at market prices that are disciplined by the Funds’ efficient arbitrage mechanism and, therefore, should reflect narrow premiums/discounts. While Applicants recognize the potential for wider spreads and more significant deviations between a Share’s Closing Price and/or Bid/Ask Price due to the absence of portfolio transparency, Applicants do not believe that such deviations will develop, given the disclosure, with respect to each Fund, of the Substitute Basket, the Active Share Differential and the Anticipated Tracking Error. Applicants thus believe that the Funds do not present any new issues with respect to the previously granted exemptions that allow for Index ETFs and Active ETFs to redeem their shares only in Creation Unit quantities.

For these reasons, Applicants believe that the proposal to permit Shares to be sold and redeemed as described is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants request that the Order be granted in respect of Sections 2(a)(32) and 5(a)(1).

2.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the 1940 Act provides that:

no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus, and, if such class of security is being currently offered to the public by or through an underwriter, no principal underwriter of such security and no dealer shall sell any such security to any person except a dealer, a principal underwriter, or the issuer, except at current public offering price described in the prospectus.

Rule 22c-1 under the 1940 Act provides that:

no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares will be sold in Creation Units through the Distributor to Authorized Participants (and persons transacting through Authorized Participants) at the “current public offering price as described in the prospectus,” as required by Section 22(d). Creation Units may also be unbundled, and individual Shares will trade in the secondary market at prices that are below, at or above NAV.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the prospectus and summary prospectus, and not at a price based on NAV. In particular, Shares of each Fund will be listed on an Exchange and may trade on and away from the Exchange at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) and Rule 22c-1. Applicants request an exemption under Section 6(c) from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (a) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) to prevent unjust discrimination or preferential treatment among buyers and (c) to ensure an orderly system of distribution by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.63

The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – do not seem to be relevant to secondary trading in Shares. Secondary market transactions in Shares will not cause dilution of the Funds because such transactions will not directly involve Fund assets. Similarly, secondary market trading in Shares should not create unjust discrimination or preferential treatment among buyers because, to the extent Share trading prices vary over the course of a given trading day or from day to day, such variances will generally reflect market forces of supply and demand, and not result from unjust or discriminatory manipulation. Applicants believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.64 Specifically, Applicants do not believe that the fact that a Creation Unit of Shares can be purchased or redeemed at NAV, while individual Shares can trade at market prices creates the potential for discrimination or preferential treatment among investors. As described above, Applicants believe that the ETF structure and the standards and conditions set forth herein will facilitate arbitrage activity in Shares, which should limit the differences between NAV and market prices. Accordingly, all investors will be able to transact in Shares at prices at or close to NAV, whether the investors are transacting in the secondary market or through purchases or redemptions with the Fund, as a result of the ability to create or redeem Shares at NAV. Further, any profits that are generated as a result of arbitrage transactions would not be a result of any discriminatory or preferential treatment of certain investors.

With respect to the third possible purpose of section 22(d) – ensuring an orderly distribution system – Applicants note that anyone may dispose of (acquire) Shares either by selling (purchasing) them on an Exchange or by redeeming (purchasing) a Creation Unit through an Authorized Participant. Therefore, no dealer should have a material advantage over any other dealer in the sale of Shares. In addition, secondary market transactions in Shares

[63]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, 1940 Act Rel. No. 13183 (Apr. 22, 1983).
[64]	See Strauss, supra note 9.

should generally occur at prices at or close to NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, an investor need only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between the NAV and the price for Shares in the secondary market remains narrow.

On the basis of the foregoing, Applicants contend that the protections intended to be afforded by Section 22(d) are adequately addressed by the proposed methods for purchasing, redeeming and pricing Creation Units and buying, selling and pricing Shares. Applicants therefore contend that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants request the Order be granted in respect of Section 22(d) and Rule 22c-1.65

3.	Exemption from the Provisions of Section 17(a)

Section 17(a)(1) of the 1940 Act, among other things, makes it unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust … by the depositor thereof.

Section 17(a)(2) makes it unlawful

for any affiliated person or promoter of or principal underwriter for a registered investment company ... or any affiliated person of such a person, promoter, or principal underwriter, acting as principal, knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer).

An “affiliated person” of a person, pursuant to Section 2(a)(3)(A) of the 1940 Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person” and pursuant to Section 2(a)(3)(C) of the 1940 Act “any person, directly or indirectly, controlling, controlled by or under common control with, such other person.” Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company.

Since the Funds may be deemed to be controlled by the Adviser and hence affiliated persons of each other, and since the Funds may be deemed to be under common control with any other registered investment company, or series thereof, advised by the Adviser (an “Affiliated Fund”), the proposed creation/redemption mechanisms may raise a number of issues that touch upon Section 17. Set forth below are several potential affiliation issues raised by the proposed creation/redemption mechanisms.

[65]	Applicants have not requested relief from Section 22(d) or Rule 22c-1 with respect to the Intra-day NAV strike because Applicants believe that such relief is not required.

An Authorized Participant or other large institutional investor could own more than 5% of a Fund, or in excess of 25% of a Fund, making that investor a first-tier affiliate of the Fund under Section 2(a)(3)(A) or (C). In addition, there exists a possibility that, with respect to Affiliated Funds, an Authorized Participant or other large institutional investor could own 5% or more, or in excess of 25%, of such other Affiliated Fund, making that investor a second-tier affiliate of a Fund. For so long as such an investor was deemed to be an affiliate, Sections 17(a)(1) and 17(a)(2) could be read to prohibit such person from purchasing and redeeming Shares through in-kind transactions with the Fund.

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.66 Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) pursuant to Sections 6(c) and 17(b) to permit persons that are first-tier affiliates or second-tier affiliates of the Funds solely by virtue of (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions in kind.

Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making in-kind purchases or in-kind redemptions of Shares. Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in kind redemptions will be effectuated in exactly the same manner for all purchases and redemptions and for all purchasers and redeemers. There will be no discrimination among purchasers or redeemers. Except in the limited circumstances described in section III(D)(5)(a), above, the Creation Basket composition will be the same regardless of the identity of the purchaser or redeemer.

The Deposit Instruments and Redemption Instruments will be valued in the same manner as they are valued for purposes of calculating the Fund’s NAV, and such valuation will be made in the same manner regardless of the identity of any purchaser or redeemer. Further, the total consideration paid for the purchase or redemption of a Creation Unit of Shares will be based on the NAV of such Fund, as calculated in accordance with the policies and procedures set forth in its registration statement. Each basket will consist of instruments that are appropriate, in type and amount, for inclusion in light of the Fund’s investment objectives and policies, current portfolio positions and current trading program.

Because the Creation Basket will in most cases be identical to the Substitute Basket, except in the limited instances described in section III(D)(5)(a), above, a person purchasing Shares could not cause the Fund to include unwanted instruments in the Creation Basket. Under these circumstances, Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching of a Fund by the Affiliated Broker-Dealer or any Creation Unit investor.

Moreover, Applicants note that the ability of each Fund to take deposits and make redemptions in-kind may aid in achieving the Fund’s investment objectives by allowing it to be more fully invested, minimizing cash drag and reducing flow-related trading costs. In-kind transactions may also increase a Fund’s efficiency and promote efficient secondary market trading in Shares by reducing the Transaction Fee applicable to purchases and redemptions of Shares.

For the reasons set forth above, Applicants contend that, with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act. Applicants also contend that, with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Thus, Applicants request the Order under Section 6(c) and 17(b) in respect of Sections 17(a)(1) and 17(a)(2).

[66]

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and because there may be a number of transactions by persons who may be deemed to be affiliated persons or second-tier affiliates, Applicants are also requesting an exemption under Section 6(c) of the 1940 Act. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Applicants submit that the foregoing Section 17(a) relief is substantially identical to relief granted to ETFs for the past 20 years.67

4.	Exemption from the Provisions of Section 22(e) of the 1940 Act

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the 1940 Act under the circumstances described below.68

Section 22(e) provides that, except under circumstances not relevant to this request69:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…

Applicants observe that the settlement of redemptions of Creation Units of the Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring portfolio instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fifteen (15) calendar days, rather than the seven (7) calendar days required by Section 22(e). Therefore, Applicants request relief from Section 22(e) with respect to any Fund that includes foreign common stock in its Creation Basket when delivered in-kind in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the portfolio instruments of each Fund customarily clear and settle, but in all cases no later than fifteen (15) days following the tender of a Creation Unit.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 15 calendar days, needed to deliver the proceeds for each Fund. Except as disclosed in the SAI for any Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Funds relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) of the 1940 Act to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 15 calendar days would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within 15 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio instruments of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants may utilize in-kind redemptions. Applicants are not seeking relief from Section 22(e) with respect to Funds that do not effect redemptions in-kind.

[67]	See supra, note 2.
[68]	The requested exemption from Section 22(e) of the 1940 Act would only apply to the extent that the Creation Basket includes foreign common stock delivered in-kind.
[69]

Applicants acknowledge that no relief obtained from the requirements of Section 22(e) of the 1940 Act will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within two business days of the trade date.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven (7) day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief.70

On the basis of the foregoing, Applicants believe that (i) the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	REQUEST FOR FUND OF FUNDS RELIEF

A.	Section 12(d)(1) of the 1940 Act

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Investing Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Investing Funds in excess of the limits in Section 12(d)(l)(B) of the 1940 Act. Section 12(d)(1)(J) of the 1940 Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.71 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.72 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company. “[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.”73

[70]	See supra note 2.
[71]	Hearing on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940) (“House Hearing”).
[72]	House Hearing, 76th Cong., 3d Sess., at 113.
[73]	House Hearing, 76th Cong., 3d Sess., at 112 (testimony of David Schenker).

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).74 These abuses included (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled “Public Policy Implications of Investment Company Growth” (the “PPI Report”).75

Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Investing Funds comply with any terms and conditions of the requested relief by requesting that an Investing Fund enter into an FOF Participation Agreement as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(l)(A).

The FOF Participation Agreement will require the Investing Fund to adhere to the terms and conditions of the Order. Condition B.1 limits the ability of an Investing Fund’s Advisory Group or an Investing Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the 1940 Act. For purposes of this application, an “Investing Fund’s Advisory Group” is defined as the Investing Fund Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised or sponsored by the Investing Fund Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.

For purposes of this application, an “Investing Fund’s Sub-Advisory Group” is defined as any Investing Fund Sub-adviser, any person controlling, controlled by, or under common control with the Investing Fund Sub-adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised or sponsored by the Investing Fund Sub-adviser or any person controlling, controlled by or under common control with the Investing Fund Sub-adviser. The condition does not apply to the Investing Fund’s Sub-Advisory Group with respect to a Fund for which the Investing Fund Sub-adviser or a person controlling, controlled by, or under common control with the Investing Fund Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

Condition B.2 prohibits Investing Funds and Investing Fund Affiliates from causing an investment by an Investing Fund in a Fund to influence the terms of services or transactions between an Investing Fund or an Investing Fund Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Investing Fund Affiliate” is defined as the Investing Fund Adviser, Investing Fund Sub-adviser, Sponsor, promoter and principal underwriter of an Investing Fund, and any person controlling, controlled by or under common control with any of these entities.

Conditions B.2, B.3, B.4, B.6, B.7, B.8 and B.9 are specifically designed to address the potential for an Investing Fund and certain affiliates of an Investing Fund (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Investing Fund Adviser, Investing Fund Sub-adviser, employee or Sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, Investing Fund Adviser or Investing Fund Sub-adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the 1940 Act. An offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

[74]	See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).
[75]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-24 (1966).

A Fund may choose to reject any direct purchase of Creation Units by an Investing Fund. To the extent an Investing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by an Investing Fund in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by an Investing Fund in excess of the limits in Section 12(d)(1)(A) of the 1940 Act by declining to execute a FOF Participation Agreement with an Investing Fund.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

Under Condition B.10, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the 1940 Act (“independent directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

In addition, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.

Under Condition B.5, an Investing Fund Adviser, trustee of an Investing Trust (“Trustee”) or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Investing Fund in the Fund. Condition B.5 also provides that any Investing Fund Sub-adviser will waive fees otherwise payable to the Investing Fund Sub-adviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received by the Investing Fund Sub-adviser, or an affiliated person of the Investing Fund Sub-adviser, other than any advisory fees paid to the Investing Fund Sub-adviser or its affiliated person by the Fund, in connection with any investment by the Investing Fund in the Fund made at the direction of the Investing Fund Sub-adviser. In the event that the Investing Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Investing Fund. Condition B.11 prevents any sales charges or service fees on shares of an Investing Fund from exceeding the limits applicable to a fund of funds set forth in FINRA Rule 2341.76

The FOF Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested Order only to invest in the Funds and not in any other investment company.77 No Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, other than a Wholly Owned Subsidiary of the Fund, and except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, the requested Order will not create or give rise to circumstances enabling an Investing Fund to invest in excess of the limits of section 12(d)(l)(A) in a Fund which is in turn able to invest in another investment company in excess of such limits. In addition to avoiding excess complexity, the fact that the Funds relying on the exemption from Section 12(d)(1) requested herein will not invest in any other investment company in excess of the limits of Section 12(d)(1)(A) mitigates concerns about layering of fees.

As noted above, the Funds may invest in Wholly Owned Subsidiaries to pursue their investment objectives and/or for the purpose of assuring that the Funds qualify as RICs under Subchapter M of the Code. The use of a Wholly Owned Subsidiary in this limited context and for this limited purpose does not raise the concerns about

[76]	Any references to FINRA Rule 2341 include any successor or replacement rule to such Rule that may be adopted by FINRA.
[77]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by the Investing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Investing Fund, may be prohibited by Section 17(e)(1) of the 1940 Act. The FOF Participation Agreement also will include this acknowledgment.

undue influence, layering of fees and complex structures that Section 12(d)(1) was designed to prevent. Applicants represent that (1) a Fund is the sole legal and beneficial owner of its Wholly Owned Subsidiary, which addresses any concerns regarding pyramiding of voting control as a means of undue influence; (2) the Adviser or Sub-adviser will manage the investments of both a Fund and its Wholly Owned Subsidiary, thus further eliminating any concerns over undue influence by the Adviser or Sub-adviser; (3) each Fund is aware that its investment in a Wholly Owned Subsidiary enables the Fund to continue to qualify as a RIC; and (4) there is no inappropriate layering of fees and expenses as a result of a Fund investing in a Wholly Owned Subsidiary. A Fund that invests in a Wholly Owned Subsidiary will consolidate its financial statements with the Wholly Owned Subsidiary’s financial statements, provided that U.S. GAAP or other applicable accounting standards permit consolidation. In assessing compliance with the asset coverage requirements under Section 18(f) of the 1940 Act, a Fund will deem the assets, liabilities and indebtedness of a Wholly Owned Subsidiary in which the Fund invests as its own. In addition, the expenses of the Wholly Owned Subsidiary are included in the total annual fund operating expenses in the prospectus of the relevant Fund. A Wholly Owned Subsidiary may rely on Sections 3(c)(1) or 3(c)(7) of the 1940 Act to exempt it from registration as an investment company.

On the basis of the foregoing, Applicants believe that an exemption from (i) Section 12(d)(1)(A) to permit an Investing Fund to purchase Shares of a Fund in excess of the limits set forth therein; and (ii) from Section 12(d)(1)(B) to permit the Fund, its principal underwriters and any Brokers to sell Shares to an Investing Fund in excess of the limits set forth therein satisfies the requirements of Section 12(d)(1)(J) and is consistent with the public interest and the protection of investors.

B.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act Relating to Fund of Funds Relief

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Investing Fund, to sell Shares to, and purchase Shares from, an Investing Fund and to engage in the accompanying in-kind transactions.

Section 17(a) of the 1940 Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person. An Investing Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund. In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Investing Fund, and direct sales and redemptions of its Shares with an Investing Fund and any accompanying in-kind transactions could be prohibited. Applicants anticipate that there may be Investing Funds that are not part of the same group of investment companies as the Funds, but are sub-advised by the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the Funds is also an investment adviser to an Investing Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants expect that most Investing Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections. First, the terms of the proposed arrangement are reasonable and fair and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.78

Second, the proposed transactions directly between Funds and Investing Funds will be consistent with the policies of each Investing Fund. The purchase of Creation Units by an Investing Fund will be accomplished in accordance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement. The FOF Participation Agreement will require any Investing Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Investing Fund will be accomplished in compliance with the investment restrictions of the Investing Fund and will be consistent with the investment policies set forth in the Investing Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the 1940 Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Investing Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons set forth above, Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the terms of the proposed transactions, including the consideration to be paid and received, are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

C.	Precedent and Policy Support Fund of Funds Relief

The Fund of Funds Relief is substantially the same as relief previously granted by the Commission.79 Applicants do not believe that this application raises novel issues under Section 12(d)(1). Applicants believe that the fact that an Investing Fund would not know the Fund’s holdings, as it would in the case of a transparent, actively

[78]

To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Investing Fund and a Fund, relief from Section 17(a) would not be necessary. However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Investing Fund and redemptions of those Shares. The requested relief is also intended to cover the in-kind transactions that may accompany such sales and redemptions.

[79]

See, e.g., Madison ETF Trust, et al., 1940 Act Rel. Nos. 32093 (April 25, 2016) (notice) and 32120 (May 23, 2016) (order) (requesting additional relief to perform creations and redemptions of Creation Units in-kind in a master-feeder structure, which relief is not being sought by Applicants); Wells Fargo Funds Management, LLC, et al., 1940 Act Rel. Nos. 31156 (July 15, 2014) (notice) and 31205 (Aug. 12, 2014) (order).

managed ETF, would not impact the Investing Fund’s ability (or lack of ability) to influence the Fund. The same conditions designed to address the layering of fees and expenses similarly would apply equally to the Applicants as it would for mutual funds and other ETFs, as would the conditions regarding complex structures, and Applicants do not believe that the transparency (or non-transparency) of the Funds’ holdings are relevant to appropriately address these concerns.

VI.	CONDITIONS TO THE APPLICATION

A.	ETF Relief

Applicants agree that any Order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1. As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

2. Each Fund will include the Legend in a prominent location on the outside cover page of its prospectus and summary prospectus, as well as on its website and any marketing materials.

3. The website for the Funds, which will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s Intra-Day NAV and End of Day NAV and Closing Price or Bid/Ask Price of the Shares, a calculation of the premium or discount of the Closing Price or Bid/Ask Price against such End of Day NAV, and any other information regarding premiums and discounts as may be required for other ETFs registered under the 1940 Act. The website will also disclose the median bid-ask spread for each Fund’s most recent fiscal year based on the National Best Bid and Offer at the time of calculation of NAV (or such other spread measurement as may be required for other ETFs registered under the 1940 Act).

4. On each Business Day, before the commencement of trading of Shares, each Fund will publish on its website the Substitute Basket and Active Share Differential for that day.

5. No Adviser or Sub-adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for a Fund through a transaction in which the Fund could not engage directly.

6. The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the 1940 Act that provides relief permitting the operation of actively managed ETFs that disclose a proxy portfolio on each Business Day, without fully disclosing the ETF’s entire portfolio at the same time, and allowing for the framework described herein.

7. Each Fund will provide Commission staff with periodic reports (for which confidential treatment may be requested) containing such information as the Commission staff may request.

8. Each Fund and each person acting on behalf of a Fund,80 including the Affiliated Broker-Dealer, will comply with and agree to be subject to the requirements of Regulation Fair Disclosure as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

9. Each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, all written agreements (or copies thereof) between an Authorized Participant and the Fund or one of its service providers that allows the Authorized Participant to place orders for the purchase or redemption of Creation Units.

[80]	For purposes of this condition, “person acting on behalf of a Fund” shall have the same meaning as “person acting on behalf of an issuer” for a closed-end investment company under 17 CFR 243.101(c).

10. The Funds’ Adviser will supervise and oversee the operation of the Fund’s creation and redemption processes on a day-to-day basis and will provide the Board with quarterly reports on the operation of the Funds, including certifications of compliance with the procedures adopted under Rule 38a-1.

11. The Fund’s Board will initially approve the Funds’ participation in the proposed ETF structure, and on an annual basis thereafter will review the operation of the structure. In approving the proposed ETF structure, the Funds’ Board, including a majority of the independent trustees, must determine that (with respect to each Fund):

i. participation is in the best interests of the Fund and its shareholders;

ii. the services to be rendered are necessary for the operation of the Fund;

iii. the Affiliated Broker-Dealer’s services are of a nature and quality that are comparable to that provided by others; and

iv. the fees to be charged are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

12. The Funds’ Board, including a majority of the independent trustees, will adopt, implement and periodically review written policies and procedures under Rule 38a-1 that are reasonably designed to ensure compliance with the conditions of the Application. Each Fund’s chief compliance officer (CCO), as defined in Rule 38a-1(a)(4) under the 1940 Act, shall prepare an annual report for the Board that confirms each Fund’s compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

13. Each Fund will (i) maintain and preserve permanently in an easily accessible place a written copy of the procedures and conditions (and modifications thereto) described in the Application and (ii) maintain and preserve for a period of not less than six years from the end of the fiscal year in which any transaction where an Authorized Participant utilizes the Affiliated Broker-Dealer as agent, the first two years in an easily accessible place, a written record of each such transaction setting forth a description of the securities transferred to or from the Funds.

14. If the Affiliated Broker-Dealer executes transactions on behalf of the Funds, any compensation paid to the Affiliated Broker-Dealer will not exceed the “usual and customary broker’s commission” and will be “reasonable and fair” compared to the compensation received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time.

B.	Fund of Funds Relief

Applicants agree that any Order of the Commission granting the requested Fund of Funds Relief will be subject to the following conditions:

1. The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. The members of an Investing Fund’s Sub-advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the 1940 Act. If, as a result of a decrease in the outstanding voting securities of the Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Sub-advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Investing Fund’s Sub-advisory Group with respect to a Fund for which the Investing Fund’s Sub-adviser or a person controlling, controlled by, or under common control with the Investing Fund’s Sub-adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.

2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.

3. The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Sub-adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

4. Once an investment by an Investing Fund in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the 1940 Act, the Board of a Fund, including a majority of the independent directors or trustees, will determine that any consideration paid by the Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5. The Investing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the 1940 Act) received from a Fund by the Investing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Investing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Investing Fund Adviser, Trustee or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Sub-adviser will waive fees otherwise payable to the Investing Fund Sub-adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Investing Fund Sub-adviser, or an affiliated person of the Investing Fund Sub-adviser, other than any advisory fees paid to the Investing Fund Sub-adviser or its affiliated person by the Fund, in connection with any investment by the Investing Management Company in the Fund made at the direction of the Investing Fund Sub-adviser. In the event that the Investing Fund Sub-adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in an Affiliated Underwriting.

7. The Board of a Fund, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in the Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9. Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), an Investing Fund and the Fund will execute an FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Investing Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in FINRA Rule 2341.

12. No Fund relying on the Fund of Funds Relief will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except (i) to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, or (ii) if the Fund invests in a Wholly Owned Subsidiary that is a wholly owned and controlled subsidiary of the Fund as described in the Application. Further, no Wholly Owned Subsidiary will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act other than money market funds that comply with Rule 2a-7 for short-term cash management purposes.

VII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the cover.

VIII.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue an Order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act granting the relief requested by this application.

INVESCO CAPITAL MANAGEMENT LLC

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary and Head of Legal, US ETFs

INVESCO DISTRIBUTORS, INC.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and Senior Vice President

INVESCO CAPITAL MARKETS, INC.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and General Counsel

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary

INVESCO ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary

Dated: September 25, 2019

Verification of Invesco Capital Management LLC

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, Invesco Capital Management LLC; that she is the Secretary and Head of Legal, US ETFs of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of September 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary and Head of Legal, US ETFs

Verification of Invesco Distributors, Inc.

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, Invesco Distributors, Inc.; that he is the Secretary and Senior Vice President of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of September 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and Senior Vice President

Verification of Invesco Capital Markets, Inc.

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, Invesco Capital Markets, Inc.; that he is the Secretary and General Counsel of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of September 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jeffrey H. Kupor
Name: Jeffrey H. Kupor
Title: Secretary and General Counsel

Verification of Invesco Actively Managed Exchange-Traded Fund Trust

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, Invesco Actively Managed Exchange-Traded Fund Trust that she is the Secretary of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of September 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary

Verification of Invesco Actively Managed Exchange-Traded Commodity Fund Trust

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, Invesco Actively Managed Exchange-Traded Commodity Fund Trust that she is the Secretary of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 25th day of September 2019, have been taken. Deponent further says that s/he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her/his knowledge, information and belief.

By:	/s/ Anna Paglia
Name: Anna Paglia
Title: Secretary

Appendix A: Brief Description of the Initial Funds

Invesco US Equity ETF

The investment objective of the Invesco US Equity ETF will be to provide long-term capital growth. Income is a secondary objective. The Fund will primarily invest in the common stocks of large and medium-sized companies that have the potential for above-average earnings growth and are well established in their respective industries.

Invesco Global Equity ETF

The investment objective of the Invesco Global Equity ETF will be to provide long-term capital growth. The Fund will primarily invest in the common stocks of large and medium-sized companies domiciled in developed markets in North America (including the United States), Europe and Asia that have the potential for above-average earnings growth and are well established in their respective industries.

Invesco Fixed Income ETF

The investment objective of the Invesco Fixed Income ETF will be to provide income. Capital appreciation is a secondary objective. The Fund will primarily invest in investment grade fixed income instruments, including corporate bonds, government securities, and mortgage- and asset-backed securities across a broad array of market segments.